Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

Taiying Group Ltd.

Taiying International Inc.

and

China Customer Relations Centers, Inc.

Dated as of March 12, 2021

i

ii

This AGREEMENT AND PLAN OF MERGER (including the exhibits and disclosure schedules attached hereto, this “Agreement”), dated as of March 12, 2021 by and among Taiying Group Ltd., a business company with limited liability incorporated under the Laws of the British Virgin Islands (“Parent”), Taiying International Inc., a business company with limited liability incorporated under the Laws of the British Virgin Islands, all of the issued and outstanding shares of which are owned by Parent (“Merger Sub”), and China Customer Relations Centers, Inc., a business company with limited liability incorporated under the Laws of the British Virgin Islands (the “Company”). Each of Parent, Merger Sub and the Company is referred to herein as a “Party” and together as “Parties”.

WHEREAS, the Parties intend that Merger Sub will merge with and into the Company in accordance with the British Virgin Islands Business Companies Act, 2004, as amended (the “BVI Companies Act”) and the terms and conditions of this Agreement (the “Merger”), with the Company surviving the Merger and becoming a wholly-owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee of the Company Board consisting of independent directors (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders (other than the Rollover Securityholders (as defined below) and their Affiliates), and declared it advisable, to enter into this Agreement, the Plan of Merger (as defined below), the Articles of Merger (as defined below) and the transactions contemplated hereby, (ii) approved the execution, delivery and performance of this Agreement, the Plan of Merger, the Articles of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger, and (iii) resolved to recommend that the shareholders of the Company authorize and approve this Agreement, the Plan of Merger, the Articles of Merger and the transactions contemplated hereby, including the Merger (and including, without limitation, the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix B of the Plan of Merger), in each case in accordance with the BVI Companies Act;

WHEREAS, the respective sole director of Parent and Merger Sub has each (i) determined that it is in the best interests of Parent and Merger Sub (as the case may be) to enter into this Agreement, the Plan of Merger, the Articles of Merger and the transactions contemplated hereby and (ii) approved, among others, the execution, delivery and performance of this Agreement, the Plan of Merger, the Articles of Merger and the consummation of the transactions contemplated hereby, including the Merger, and Parent, as the sole shareholder of Merger Sub, has authorized and approved, among others, this Agreement, the Plan of Merger, the Articles of Merger and the Merger, in each case in accordance with the BVI Companies Act;

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Mr. Zhili Wang, Mr. Debao Wang, Mr. Guoan Xu, Mr. Qingmao Zhang, Mr. Long Lin, and Mr. Jishan Sun and certain other shareholders of the Company (each a “Rollover Securityholder”, and collectively, the “Rollover Securityholders”) and Parent have executed a rollover and support agreement, dated as of the date hereof (the “Support Agreement”), providing that, among other things, the Rollover Securityholders will (i) vote all of the Company Shares held by them as of the date hereof, together with any other Company Shares acquired (whether beneficially or of record) by such Rollover Securityholders after the date hereof and prior to the earlier of the Effective Time and the termination of such Rollover Securityholders’ obligations under the Support Agreement, including any Company Shares acquired by means of purchase, dividend or distribution, or issued upon conversion of any convertible securities or otherwise, in favor of the authorization and approval of this Agreement, the Plan of Merger and the other transactions contemplated herein and (ii) agree, upon the terms and subject to the conditions in the Support Agreement, to receive no consideration for the cancellation of certain Company Shares held by each of them as set forth in the Support Agreement (the “Rollover Securities”) in accordance with this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, Mr. Zhili Wang, Mr. Debao Wang, Mr. Guoan Xu, Mr. Qingmao Zhang, Mr. Long Lin, and Mr. Jishan Sun (each, a “Guarantor”, and collectively, the “Guarantors”) are entering into a limited guarantee in favor of the Company with respect to certain obligations of Parent under this Agreement (the “Limited Guarantee”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

Article I
Defined Terms and Interpretation

Section 1.1 Certain Definitions. For purposes of this Agreement, the term:

(a) “Acquisition Proposal” shall mean any inquiry, proposal or offer relating to (i) the acquisition, directly or indirectly, of twenty percent (20%) or more of the Equity Interests in the Company (by vote or by value) by any Person, (ii) any merger, consolidation, business combination, amalgamation, scheme of arrangement, reorganization, share exchange, sale, lease, license, exchange, transfer or other disposition of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction which would result in any Person acquiring assets or business of the Company (including share(s) or share capital of or interest in any Subsidiary or Affiliate of the Company) representing, directly or indirectly, twenty percent (20%) or more of the net revenues, net income, earnings before interest, taxes and depreciation or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) the acquisition (whether by merger, consolidation, equity investment, share exchange, joint venture or otherwise) by any Person, directly or indirectly, of any Equity Interest in any entity that would result in such Person holding assets representing, directly or indirectly, twenty percent (20%) or more of the net revenues, net income, earnings before interest, taxes and depreciation or assets of the Company and the Company Subsidiaries, taken as a whole, (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Person beneficially owning directly or indirectly twenty percent (20%) or more of the outstanding Company Shares (by vote or by value) and any other voting securities of the Company, or (v) any combination of the foregoing, in each case other than the Merger.

(b) “Affiliate” of a Person shall mean any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person, where “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or as trustee or executor, by Contract or otherwise.

(c) “Business Day” shall mean any day other than a Saturday, Sunday and any day which is a legal holiday under the Laws of New York, British Virgin Islands, Hong Kong or PRC or is a day on which banking institutions located in New York, British Virgin Islands, Hong Kong or PRC are authorized or required by Law or other action of any Governmental Entity to close.

(d) “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

(e) “Company Disclosure Schedule” shall mean the disclosure schedule, dated as of the date of this Agreement and delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (it being understood that (i) any matter disclosed in any section of the Company Disclosure Schedule shall be deemed to apply and qualify the section of this Agreement to which it corresponds in number, (ii) any matter disclosed in any section of the Company Disclosure Schedule shall be deemed to be disclosed in any other section of the Company Disclosure Schedule to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other section, and (iii) the disclosure of any matter or item in the Company Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “materiality” or “Company Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item would, alone or together with any other matter or item, have a Company Material Adverse Effect).

(f)  “Company IT Systems” shall mean all computer and information technology systems, platforms and networks owned by the Company or any Company Subsidiary or used or held for use in the conduct of any business of the Company or any Company Subsidiary, as currently conducted and as currently proposed to be conducted, including Company Software, Software, hardware, data processing, data, information, record keeping, communications, telecommunications, networks, network equipment, information technology, mobile and other platforms, peripherals computer systems, and computerized, automated, or other similar systems, platforms, and networks, in each case, whether outsourced or not, as well as data and information stored or contained in, or transmitted by, any of the foregoing, and documentation relating to any of the foregoing.

(g) “Company Material Adverse Effect” shall mean any fact, event, circumstance, development, condition, change, occurrence or effect that has or would reasonably be expected to have, individually or in the aggregate with all other facts, events, circumstances, developments, conditions, changes, occurrences or effects, a material adverse effect on (i) the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries taken as a whole, or (ii) the ability of the Company to timely perform its obligations under and consummate the transactions contemplated by this Agreement in accordance with its terms; provided that in no event shall any of the following in and of itself constitute a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (A) changes affecting the economy or financial markets generally in the PRC; (B) changes in GAAP or any interpretation thereof after the date hereof; (C) changes that are the result of factors generally affecting the principal industries in which the Company and the Company Subsidiaries operate; (D) the consummation of the transactions contemplated hereby or the public announcement of this Agreement (including the initiation of a shareholder litigation or similar legal proceedings relating to this Agreement or the transactions contemplated hereby); (E) any outbreak or escalation of hostilities, declared or undeclared acts of war, sabotage or terrorism, act of God or natural disasters, epidemics, pandemics (including COVID-19) or similar events; (F) changes in the market price or trading volume of Company Shares (it being understood that the underlying cause of such change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); (G) actions or omissions of the Company or any Company Subsidiaries (x) that are required by this Agreement, (y) taken with the written consent of Parent or Merger Sub or (z) taken at the written request of Parent or Merger Sub; (H) any breach of this Agreement by Parent or Merger Sub; (I) the failure by the Company or any Company Subsidiary to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) or (J) any change resulting or arising from the identity of, or any facts, events, circumstances, developments, conditions, changes, occurrences or effects relating to Parent, Merger Sub or any of their respective Affiliates (other than the Company and Company Subsidiaries), provided that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (A), (B), (C) and (E) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate have a materially disproportionate adverse impact on the Company and the Company Subsidiaries, taken as a whole, relative to the other participants in the principal industries and geographic markets in which the Company and the Company Subsidiaries conduct their business.

(h) “Company Memorandum and Articles” shall mean the Memorandum and Articles of Association of the Company, as currently in effect in the British Virgin Islands, set forth in the Company’s registration statement on Form F-1, declared effective on December 9, 2015 (File No. 333-199306).

(i) “Company Share Award” shall mean any option to purchase Company Shares granted under the Company Share Plan on or prior to the Closing Date whether or not such option has become vested on or prior to the Closing Date in accordance with the terms thereof.

(j) “Company Share Plan” shall mean the 2018 Share Incentive Plan of the Company, as amended and restated from time to time.

(k) “Company Shares” shall mean the shares of the Company, par value of $0.001 per share.

(l) “Company Software” shall mean the Software owned by the Company or any Company Subsidiary, whether complete or under development, that have been, are or currently proposed to be developed, manufactured, marketed, sold, offered for sale, licensed, distributed, made available, imported, exported, hosted, implemented, provided as a service, provided via a network as a service or application, used, maintained, supported, or otherwise commercialized by the Company or any Company Subsidiary, in each case together with any versions (including Chinese, English and foreign language versions), supplements, modifications, updates, upgrades, corrections and enhancements to any of the foregoing, and any documentation relating to the foregoing.

(m) “Company Termination Fee” shall mean an amount in cash equal to $1,500,000.

(n) “Contract” shall mean any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, deed of trust, agreement, arrangement, plan or other instrument, right or obligation.

(o) “Environmental Laws” shall mean, whenever in effect, any Law relating to pollution, the protection of the environment, public health and safety, occupational health and safety or fire safety.

(p) “Equity Interest” shall mean any share, share capital, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

(q) “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(r)  “Excluded Shares” shall mean (i) Company Shares owned by Parent, Merger Sub, the Company (as treasury shares, if any) or any of their respective Subsidiaries immediately prior to the Effective Time, (ii) any Company Shares reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of any Company Share Awards immediately prior to the Effective Time, (iii) Dissenting Shares (if any), and (iv) Rollover Securities.

(s)  “GAAP” shall mean generally accepted accounting principles as applied in the United States.

(t) “Governmental Entity” shall mean any and all PRC (including any subdivision, municipality, province or locality of the PRC), United States federal, state or local or other non-United States or non-PRC governmental, administrative, judicial or regulatory Person or any instrumentality thereof, authority, agency, department, bureau, commission, body, court, self-regulatory organization, or other legislative or judicial governmental entity or arbitrator.

(u) “Indebtedness” shall mean, without duplication, (i) any indebtedness for borrowed money or issued in substitution for, or in exchange of, indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security or under any swap, cap, future or other derivative financial instrument, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business), (iv) any obligation in respect of outstanding letters of credit, acceptances and similar obligations created for the account of such Person, (v) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (vi) any obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, (vii) any indebtedness secured by a Lien on a Person’s assets and (viii) any guarantee (including guarantees in the form of an agreement to repurchase or reimburse) of any indebtedness, including such obligations described in clauses (i) through (vii) of this definition.

(v) “Intellectual Property” shall mean, collectively, all intellectual property and proprietary rights in any jurisdiction throughout the world and tangible embodiments thereof, including all (i) patents, patent applications (including provisional applications), patent disclosures, invention disclosures, utility models, design patents, certificates of invention, supplementary protection certificates, and industrial designs, and applications for any of the foregoing, including continuations, continuations-in-part, divisionals, substitutions, re-examinations, re-issues, additions, renewals, extensions, patent term extensions, confirmations, registrations, requests for continued examinations, and foreign counterparts, (ii) trademarks, service marks, certification marks, trade dress, trade styles, logos, designs, slogans, taglines, brands, product names, trade names, corporate names, domain names, websites, uniform resource locators, web addresses, other names and locators associated with the Internet, rights to social media accounts, and other indicia of source, origin or quality, and registrations and applications for registration for each of the foregoing, including renewals, and any translations, adaptations, derivations and combinations of any of the foregoing, together with all goodwill of any business symbolized by any of the foregoing, (iii) copyrights, copyrightable works, works of authorship, content, website content, moral rights, data and database rights, and mask works, and registrations and applications for registration for each of the foregoing, including renewals, (iv) trade secrets and confidential or proprietary information (including ideas, discoveries, improvements, recipes, specifications, concepts, methods, processes, techniques, instructions, formulae, compositions, inventions (whether or not patentable or reduced to practice), know-how, technology, research and development information, data, databases, records, notebooks, drawings, blueprints, flowcharts, diagrams, sketches, specifications, designs, models, methodologies, documentation, plans, proposals, technical and non-technical data, test results, pricing, sales, marketing and cost data and information, financial and marketing plans, and customer and supplier lists and information), (v) Software, (vi) privacy rights and data protection rights, and rights of publicity, (vii) other registrations and applications for any of the foregoing, and (viii) other intellectual property and proprietary rights.

(w) “Knowledge” shall mean (i) in the case of the Company, the actual knowledge of the individuals listed in Section 1.1(w) of the Company Disclosure Schedule after reasonable inquiry, and (ii) in the case of Parent, Merger Sub or any other member of the Parent Group, the actual knowledge of each director thereof after reasonable inquiry.

(x) “Law” shall mean any Order or any PRC (including any subdivision, municipality, province or locality of the PRC), United States federal, state or local or other non-United States or non-PRC law, statute, treaty, convention or ordinance, common law, or any rule, regulation, standard, directive, requirement, policy, license or permit of any Governmental Entity.

(y) “Leasehold Improvements” shall mean all buildings, structures, improvements and fixtures located on any Leased Real Property which are owned by Company or any Company Subsidiary, regardless of whether title to such buildings, structures, improvements or fixtures are subject to reversion to the landlord or other third party upon the expiration or termination of the lease for such Leased Real Property.

(z) “Lien” shall mean, with respect to any asset, any mortgage, pledge, security interest, encumbrance, lien, license, covenant not to sue, option, right of first refusal, right of first offer, or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof) in respect of such asset, and, with respect to an Equity Interest, any right of first refusal, right of first offer, transfer restriction or call option in respect of such Equity Interest.

(aa)   “MOFCOM” shall mean the Ministry of Commerce of the PRC or its competent local counterparts.

(bb) “Nasdaq” shall mean the NASDAQ Capital Market.

(cc)   “Order” shall mean any order, judgment, writ, stipulation, settlement, award, injunction, decree or arbitration award of any Governmental Entity that is binding on any Person or its property or assets under applicable Law.

(dd) “Parent Termination Fee” shall mean an amount in cash equal to $3,000,000.

(ee)   “Permits” shall mean all permits, licenses, franchises, approvals, registrations, filings, qualifications, rights, variances, certificates, certifications, consents, approvals and Orders of all Governmental Entities.

(ff)   “Permitted Liens” shall mean, with respect to each Owned Real Property and Leasehold Improvement (as the case may be): (i) Liens for Taxes, assessments and other levies, fees or charges imposed by any Governmental Entity which are not yet due and payable, or which are being contested in good faith and by appropriate proceedings and, in each case, for which appropriate reserves have been established in accordance with GAAP, (ii) mechanics liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at Closing, (iii) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (iv) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon and (v) non-exclusive licenses of Intellectual Property granted by the Company or any Company Subsidiary to its customers in the ordinary course of business consistent with past practice, (vi) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (vii) pledges or deposit to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business, (viii) Liens securing Indebtedness or liabilities that are reflected in the Company SEC Filings filed or furnished prior to the date hereof, and (ix) any other Liens that have been incurred or suffered in the ordinary course of business and that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Liens.

(gg) “Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity or other entity.

(hh) “Personal Data” shall mean any information or data that can be used, directly or indirectly, alone or in combination with other information, to identify an individual and any other information or data pertaining to any individual, including an individual’s name, address, credit or payment card information, bank account number, financial data, email address, date of birth, government-issued identifier, social security number, race, ethnic origin/nationality, and mental or physical health or medical information.

(ii)   “PRC” shall mean the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

(jj)  “PRC Subsidiaries” shall mean all Company Subsidiaries organized under the Laws of the PRC.

(kk) “Processed” or “Processing” shall mean processing, collection, acquisition, recording, organization, storage, maintenance, adaptation, alteration, retrieval, access, use, disclosure, transfer (including relating to any cross-border transfer), transmission, sharing, combination, blockage, disposition, erasure, or destruction.

(ll)   “Representatives” shall mean, with respect to any Person, such Person’s Affiliates and such Person and its Affiliates’ respective directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

(mm)   “RMB” shall mean renminbi, the legal currency of the PRC.

(nn) “SAFE” shall mean the State Administration of Foreign Exchange of the PRC or its competent local counterparts.

(oo) “SAFE Circular 37” shall mean the Notice of Certain Matters Regarding the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents Through Special-Purpose Companies (《国家外汇管理局关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》(汇发[2014]37号)), dated July 4, 2014 and effective as of the same date, including any amendment, implementing rules, or official interpretation thereof or any replacement, successor or alternative legislation having the same subject matter thereof.

(pp) “SAFE Circular 7” shall mean the Notice of Certain Matters Regarding the Foreign Exchange Administration for Domestic Individuals Participating in the Share Incentive Plan of An Overseas-Listed Company (《关于境内个人参与境外上市公司股权激励计划外汇管理有关问题的通知》(汇发[2012]7号)), dated February 15, 2012 and effective as of the same date, including any amendment, implementing rules, or official interpretation thereof or any replacement, successor or alternative legislation having the same subject matter thereof.

(qq) “Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

(rr)  “SEC” shall mean the United States Securities and Exchange Commission.

(ss) “Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(tt)   “Shareholder Approval” shall mean the authorization and approval of this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby (including the Merger) by a resolution approved by the affirmative vote of a majority of the votes of the Company Shares entitled to vote thereon in respect of which the shareholders holding the Company Shares were present at the Company Shareholders Meeting or an adjournment thereof in person or by proxy and being Company Shares in respect of which the votes were voted in accordance with the BVI Companies Act and the Company Memorandum and Articles.

(uu) “Software” shall mean (i) software of any type, including computer programs, applications, middleware, software development kits, libraries, tools, interfaces, firmware, compiled or interpreted programmable logic, objects, bytecode, machine code, games, software implementations of algorithms, models and methodologies, whether in Source Code or object code form; (ii) data, collections of data, databases and compilations, whether machine readable or otherwise; and (iii) documentation related to any of the foregoing, including descriptions, schematics, flow-charts, notes, and work product used to design, plan, organize, and develop any of the foregoing, and programmer and user documentation, manuals, and support and training materials; together with intellectual property and proprietary rights in and to any of the foregoing.

(vv) “Source Code” shall mean one or more statements in human readable form relating to Software and other source code, including comments, definitions and annotations, which are generally formed and organized to the syntax of a computer or programmable logic programming language, together with any and all text, data and data structures, diagrams, graphs, charts, presentations, manuals, instructions, procedures, and other information that describe the foregoing.

(ww) “Subsidiary” or “Subsidiaries” of any Person shall mean (i) any corporation of which a majority of the Equity Interest entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned, directly or indirectly, by such Person, (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such Person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general or managing partner or the managing member and (iii) any corporation, limited liability company, partnership, association, trust, unincorporated organization, or other entity whose assets and financial results are consolidated with the net earnings of such Person and are recorded on the books of such Person for financial reporting purposes in accordance with GAAP.

(xx) “Superior Proposal” shall mean a bona fide written Acquisition Proposal made by a Person that is not solicited in violation of Section 6.4 and which the Company Board (upon recommendation of the Special Committee) determines in good faith that, if consummated in accordance with its terms, would result in a transaction more favorable to the shareholders of the Company from a financial point of view than the transactions provided for in this Agreement after (i) consultation by the Special Committee with its independent nationally recognized financial advisor and outside legal counsel and (ii) taking into consideration, among other things, all of the terms, conditions, impact and all legal, financial, regulatory and other aspects of such Acquisition Proposal and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of determination), including financing, regulatory approvals, shareholder litigation, identity of the Person or group making the Acquisition Proposal, breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances; provided that for the purposes of the definition of “Superior Proposal”, references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”; provided further that no offer or proposal shall be deemed to be a “Superior Proposal” if (A) any financing required to consummate the transaction contemplated by such offer or proposal is not fully committed or if the receipt of any such financing is a condition to the consummation of such transaction, or if the Company’s recourse in the event such transaction is not consummated because of the failure to obtain financing is less favorable to the Company in any material respect than the Company’s recourse in such an event hereunder, or (B) the consummation of the transactions contemplated by such offer or proposal is conditioned upon obtaining any consent or approval of a Governmental Entity or other third party that is not required pursuant to this Agreement as a condition to the Closing.

(yy) “Tax” or “Taxes” shall mean any and all means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind whatsoever (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment (including withholding obligations imposed on employer/payer), estimated, unclaimed property, environmental, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

(zz)   “Tax Incentive” shall mean any Tax exemptions, Tax holidays, Tax deferrals, Tax incentives, Tax credits (including Tax refunds and rebates), or other preferential Tax treatments or Tax rebates (including agreements for the deferred payment of any Tax liability) or other formal or informal arrangement with any Governmental Entity.

(aaa)   “Tax Returns” shall mean any application, report, filing, claim for return, election or return (including any information return) or statement filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules, attachments, supplements or amendments thereto.

(bbb) “Third Party” shall mean any Person or group other than the Company, the Company Subsidiaries, Parent or Parent’s Affiliates or Representatives.

(ccc)   “VIE” shall mean a variable interest entity of the Company, including Shandong Taiying Technology Co., Ltd and its respective subsidiaries listed in Section 1.1(ccc) of the Company Disclosure Schedule.

(ddd) “VIE Contracts” shall mean the agreements listed in Section 1.1(ddd) of the Company Disclosure Schedule.

(eee)   “WFOE” shall mean Shandong Juncheng Information Technology Co., Ltd..

Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Defined Term	Section
Action	Section 4.12
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.4(c)(ii)
Alternative Financing	Section 6.6(b)
Alternative Financing Agreements	Section 6.6(b)
Anti-Corruption Laws	Section 4.5(b)
Articles of Merger	Section 2.3
Bankruptcy and Equity Exception	Section 4.3(a)
BVI Companies Act	Preamble
Certificates	Section 3.2(c)(i)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Adverse Recommendation Change	Section 6.4(c)(i)
Company Board	Preamble
Company Financial Advisor	Section 4.3(b)
Company Financial Statements	Section 4.6(b)
Company Group	Section 8.2(f)(i)
Company Intellectual Property	Section 4.14(b)
Company Material Contract	Section 4.11(b)
Company Plan(s)	Section 4.9(a)
Company Recommendation	Section 4.3(b)
Company Representatives	Section 6.3(a)
Company SEC Filings	Section 4.6(a)
Company Shareholders Meeting	Section 6.2(e)(i)
Company Subsidiary	Section 4.1
Company Workers	Section 4.14(e)
D&O Insurance	Section 6.12(b)
Debt Commitment Letter	Section 5.6(a)
Debt Financing Agreement	Section 6.6(a)

Defined Term	Section
Dissenter Rights	Section 3.1(e)
Dissenting Shareholders	Section 3.1(e)
Dissenting Shares	Section 3.1(e)
Effective Time	Section 2.3
End Date	Section 8.1(b)(i)
Exchange Fund	Section 3.2(b)
Financing	Section 5.6(a)
Financing Agreements	Section 6.6(b)
Guarantor	Preamble
HKIAC	Section 9.7(b)
Indemnified Parties	Section 6.12(a)
Intervening Event	Section 6.4(e)(i)
Investments	Section 4.2(d)
Leased Real Property	Section 4.17(b)
Limited Guarantee	Preamble
Merger	Preamble
Merger Sub	Preamble
Notice Period	Section 6.4(d)(iii)
Owned Real Property	Section 4.17(a)
Parent	Preamble
Parent Group	Section 8.2(f)(i)
Parent Representatives	Section 6.3(a)
Party	Preamble
Paying Agent	Section 3.2(a)
Per Share Merger Consideration	Section 3.1(b)
Plan of Merger	Section 2.3
PRC VIEs	Section 4.21(a)
Proxy Statement	Section 6.2(a)
Registrar of Companies	Section 2.3
Rollover Securities	Preamble
Rollover Securityholder	Preamble
SAFE Rules and Regulations	Section 4.5(c)
Schedule 13E-3	Section 4.4(b)
Special Committee	Preamble
Support Agreement	Preamble
Surviving Company	Section 2.1
Transaction Litigation	Section 6.8
Uncertificated Shares	Section 3.2(c)(i)

Section 1.3 Interpretation. In this Agreement, unless otherwise specified, the following rules of interpretation apply:

(a) references to Sections, Schedules, Annexes, Exhibits, Clauses and Parties are references to sections or sub-sections, schedules, annexes, exhibits and clauses of, and parties to, this Agreement;

(b) references to any Person include references to such Person’s successors and permitted assigns;

(c) words importing the singular include the plural and vice versa;

(d) words importing one gender include the other gender;

(e) references to the word “including” do not imply any limitation;

(f)  references to months are to calendar months;

(g) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(h) references to “$” or “dollars” refer to U.S. dollars; and

(i) a defined term has its defined meaning throughout this Agreement and in each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined.

Article II
The Merger

Section 2.1 The Merger. Upon the terms and subject to satisfaction of the conditions set forth in this Agreement or waiver by the Party having the benefit of such condition, and in accordance with the BVI Companies Act, Merger Sub shall merge with and into the Company at the Effective Time. As a result of the Merger, the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving company in the Merger (the “Surviving Company”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the BVI Companies Act. The Merger shall have the effects specified in the BVI Companies Act.

Section 2.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place on a day that is no later than the fifth (5th) Business Day following the satisfaction of the conditions set forth in Article VII (other than (i) those conditions that are waived in accordance with the terms of this Agreement by the Party or Parties for whose benefit such conditions exist and (ii) any such conditions, which by their terms, are not capable of being satisfied until the Closing (but subject to their satisfaction or waiver prior to or at the Closing)), unless another date, time or place is agreed to in writing by Parties. The date upon which the Closing actually occurs is referred to herein as the “Closing Date”. For the avoidance of doubt, a condition set forth in Article VII may only be waived in writing by the Party or Parties entitled to such condition under this Agreement.

Section 2.3 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the BVI Companies Act by Merger Sub and the Company executing the Plan of Merger substantially in the form attached hereto as Exhibit A (the “Plan of Merger”), and Merger Sub and the Company executing the Articles of Merger substantially in the form attached hereto as Exhibit B (the “Articles of Merger”), and filing the Articles of Merger with the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar of Companies”), together with such other appropriate documents, in such forms as are required by, and executed in accordance with, the applicable provisions of the BVI Companies Act (the time of filing of the Articles of Merger by the Registrar of Companies, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Plan of Merger, being referred to herein as the “Effective Time”).

Section 2.4 Effect of the Merger. At and after the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Plan of Merger and in the applicable provisions of the BVI Companies Act. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company in accordance with the provisions of the BVI Companies Act.

Section 2.5 Company Memorandum and Articles of Association. At the Effective Time, subject to Section 6.12 hereof, the memorandum and articles of association substantially in the form of the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, would become the memorandum and articles of association of the Surviving Company, save and except that references therein to the name and the authorized share capital of Merger Sub shall be amended to describe correctly the name and the authorized share capital of the Surviving Company, as provided in the Plan of Merger, until thereafter amended in accordance with the applicable provisions of the BVI Companies Act and such memorandum and articles of association.

Section 2.6 Directors and Officers.

(a) The director(s) of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the director(s) of the Surviving Company until his or their successors shall have been duly elected or appointed and qualified or until his or their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

(b) The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Article III

Effect of Merger on Issued ShareS; Merger Consideration;
Exchange of Certificates

Section 3.1 Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

(a) Shares of Merger Sub. Each ordinary share, with no par value, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company. Such conversion shall be effected by means of the cancellation of each such ordinary share of Merger Sub, in exchange for the right to receive one such ordinary share of the Surviving Company.

(b) Company Shares. Each Company Share that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be canceled and cease to exist in exchange for the right to receive $6.50 in cash without interest (the “Per Share Merger Consideration”), payable in the manner provided in Section 3.2 (or in the case of a Company Share represented by a lost, stolen or destroyed certificate, payable upon delivery of an affidavit in the manner provided in Section 3.4). The register of members of the Company shall be amended accordingly.

(c) Cancellation of Certain Shares. Each Excluded Share other than Dissenting Shares shall be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor and the register of members of the Company shall be amended accordingly.

(d) Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, the Per Share Merger Consideration shall be equitably adjusted to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares, or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Per Share Merger Consideration shall provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action.

(e) Statutory Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, any Company Shares that are issued and outstanding immediately prior to the Effective Time and are held by a holder of Company Shares (each, a “Dissenting Shareholder”) who has validly exercised and not withdrawn or lost its right to dissent from the Merger (“Dissenter Rights”) pursuant to Section 179 of the BVI Companies Act (collectively, the “Dissenting Shares”) shall be cancelled and cease to exist at the Effective Time, but shall not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration (except as provided in this Section 3.1(e)), and each such Dissenting Shareholder shall be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 179 of the BVI Companies Act. If any Dissenting Shareholder shall have effectively withdrawn (in accordance with the BVI Companies Act) or lost the right to dissent, then as of the later of the Effective Time or the occurrence of such event, the Dissenting Shareholder shall, in respect of its Dissenting Shares cancelled at the Effective Time, be entitled to receive the Per Share Merger Consideration (without interest), pursuant to this Section 3.1. The Company shall give Parent (i) prompt notice of any written notice of exercise of Dissenter Rights, attempted withdrawals of such Dissenter Rights, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders’ exercise of Dissenter Rights and (ii) the opportunity to direct all negotiations and proceedings with respect to the exercise of Dissenter Rights under the BVI Companies Act. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any exercise of Dissenter Rights, offer to settle or settle any such Dissenter Rights or approve any withdrawal of any such Dissenter Rights prior to the vote on the Merger at the Company Shareholders Meeting.

(f) Termination of Company Share Plan and Company Share Awards. As promptly as practicable following the date of this Agreement and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Share Plan) shall adopt resolutions, and take any other necessary actions, to terminate the Company Share Plan and any relevant award agreements entered into under the Company Share Plan, in accordance with the terms of the Company Share Plan and any such award agreements entered into thereunder.

Section 3.2 Exchange of Certificates.

(a) Paying Agent. Prior to the Closing, Parent shall select a bank or trust company reasonably acceptable to the Special Committee to act as the paying agent for the Merger (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.

(b) Exchange Fund. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (excluding Excluded Shares (other than Dissenting Shares)) , pursuant to the provisions of this Article III, an amount of cash equal to the aggregate consideration to which holders of Company Shares (excluding Excluded Shares (other than Dissenting Shares)) become entitled under this Article III (with respect to Dissenting Shares, an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration). Until disbursed in accordance with the terms and conditions of this Agreement, such funds shall be invested by the Paying Agent, as directed by Parent, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America (such cash amount being referred to herein as the “Exchange Fund”). Any interest and other income resulting from such investments shall be paid to Parent. Subject to the foregoing, the Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Section 3.2. Parent or the Surviving Company shall pay all charges and expenses, including those of the Paying Agent, incurred by it in connection with the exchange of Company Shares pursuant to this Article III. To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 3.1, Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 3.1.

(c) Payment Procedures.

(i) Promptly following the Effective Time (and in any event not later than five (5) Business Day following the Closing Date), Parent and the Surviving Company shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Time) of Company Shares, including Company Shares which immediately prior to the Effective Time were (x) represented by a certificate or certificates (the “Certificates”) and (y) not represented by a certificate or certificates (the “Uncertificated Shares”) which were cancelled and exchanged into the right to receive the Per Share Merger Consideration pursuant to Section 3.1(b) (and excluding, for the avoidance of doubt, the Excluded Shares), (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent), and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Merger Consideration payable in respect thereof pursuant to the provisions of this Article III. Promptly after a Dissenting Shareholder has effectively withdrawn or lost its, her or its appraisal rights under the BVI Companies Act, Parent shall cause the Paying Agent to mail to such Dissenting Shareholder such letter of transmittal and instructions.

(ii)  Upon surrender of Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of the Company Shares represented by such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the product of the number of Company Shares represented by such Certificates multiplied by the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 3.1(b) (less any applicable withholding Taxes payable in respect thereof), and the Certificates so surrendered shall forthwith be canceled. Upon receipt by the Paying Agent of confirmation by the Company that the Uncertificated Shares have been canceled, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product of the number of such Uncertificated Shares multiplied by the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 3.1(b) (less any applicable withholding Taxes payable in respect thereof). The Paying Agent shall accept such Certificates and such confirmation by the Company with respect to the Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Company Shares represented by the Certificates and the holders of such Uncertificated Shares on the aggregate Per Share Merger Consideration payable upon the surrender of such Certificates and cancellation of Uncertificated Shares pursuant to this Section 3.2. Until so surrendered, outstanding Certificates shall be deemed from and after the Effective Time, to evidence only the right to receive an amount in cash equal to the product of the number of Company Shares represented by such Certificates multiplied by the Per Share Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article III.

(iii)  Remittances for the Per Share Merger Consideration shall not be sent to holders of Company Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details. A holder of Company Shares will be deemed to be untraceable if (x) such Person has no registered address in the register of members (or branch register) maintained by the Company, (y) on the last two (2) consecutive occasions on which a dividend has been paid by the Company a check payable to such Person either (A) has been sent to such person and has been returned undelivered or has not been cashed or (B) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or (z) notice of the Company Shareholders Meeting convened to vote on the Merger has been sent to such Person and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven (7) years from the Closing Date shall be forfeited and shall revert to the Surviving Company.

(d) Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the register of members of the Company, or if the Per Share Merger Consideration is to be paid in a name other than that in which the relevant Company Share is registered in the register of members of the Company, the Per Share Merger Consideration may be paid to a Person other than the Person in whose name the relevant Company Share is registered in the register of members of the Company only upon delivery of evidence to the satisfaction of Parent (or any agent designated by Parent) of such Person’s entitlement to the relevant Company Share and if the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Company Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(e) Required Withholding. Each of the Paying Agent, Merger Sub, Parent and the Surviving Company (and any other Person that has a withholding obligation), without double counting, shall be entitled to deduct and withhold or cause to be deducted and withheld from any consideration payable pursuant to this Agreement to any holder of Company Shares or other compensation or equity related payments, such amounts as may be required to be deducted or withheld therefrom under applicable Tax Laws. To the extent that such amounts are so deducted, withheld and remitted to the applicable Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f)  No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, the Surviving Company or any other Party shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund (including proceeds of any investment thereof) that remains undistributed to the holders of the Company Shares on the date that is six (6) months after the Effective Time shall be paid to Parent or the Surviving Company upon demand, and any holders of Company Shares (other than Excluded Shares) that were issued and outstanding immediately prior to the Effective Time who have not theretofore received the Per Share Merger Consideration payable to them in consideration for the cancellation of each of their Company Shares representing such Company Shares pursuant to the provisions of this Section 3.2 (whether as a result of their failure to surrender their Certificates or otherwise) shall thereafter look for payment of the Per Share Merger Consideration, payable in respect of each of such Company Shares solely to the Surviving Company for any claim to the applicable Per Share Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article III without interest thereon.

Section 3.3 No Further Ownership Rights. From and after the Effective Time, all Company Shares shall no longer be outstanding, all Company Shares shall automatically be cancelled and cease to exist, each holder of a Company Share shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration (or the fair value of any Dissenting Shares, as the case may be) payable for each of such Company Shares upon the cancellation of each of such Company Shares in accordance with the provisions of this Article III. The Per Share Merger Consideration paid for each Company Share in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company for any reason, they shall be surrendered, canceled or exchanged as provided in this Article III.

Section 3.4 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, an amount in cash equal to the product of the number of Company Shares represented by such Certificates multiplied by the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 3.1(b).

Section 3.5 Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Company Shares for the purposes of Section 179 of the BVI Companies Act.

Section 3.6 Necessary Further Actions.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Company and Merger Sub shall take any such lawful and necessary action.

Article IV
Representations and Warranties of the Company

Except as (i) disclosed in the Company SEC Filings filed prior to the date hereof (excluding the exhibits and schedules thereto, disclosures contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof, any other forward-looking statements or any other disclosures of risks or uncertainties that are non-specific, of general application, predictive, cautionary or forward-looking in nature set forth therein prior to the date of this Agreement), (ii) set forth in the Company Disclosure Schedule, or (iii) for any matters with respect to which any Rollover Securityholder has actual knowledge after reasonable inquiry, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization and Qualification. The Company is a business company with limited liability duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands. Each Subsidiary of the Company (each, a “Company Subsidiary”) has been duly organized, and is validly existing and, where such concept is recognized, in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and each of the Company and the Company Subsidiaries has obtained all applicable Permits relative to its formation and organization from all applicable Governmental Entities except to the extent the failure of any Company Subsidiary to be so organized, existing or in good standing or of the Company or any Company Subsidiary to have such Permits has not had and would not have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had and would not have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business (and, in the case of the PRC Subsidiaries, duly fulfilled annual information disclosure obligations to the public in accordance with PRC Law), and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that have not had and would not have a Company Material Adverse Effect. The Company has heretofore furnished or otherwise made available to Parent a complete and correct copy of the Company Memorandum and Articles or equivalent organizational documents, each as amended to date, of each of the Company and the Company Subsidiaries. Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof. The Company or any Company Subsidiary is not in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 4.2 Capitalization.

(a) The Company is authorized to issue a maximum of 100,000,000 shares with par value of $0.001 per share, of which, as of the date of this Agreement, 18,329,600 shares are issued and outstanding, and no Company Shares are held in treasury of the Company and no Company Shares owned by any Company Subsidiary.

(b) As of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound relating to the issued or unissued Equity Interests of the Company, or securities convertible into or exchangeable for such Equity Interests, or obligating the Company to issue or sell any of its shares or other Equity Interests, or securities convertible into or exchangeable for such shares of, or other Equity Interests in, the Company (which, for purposes of this Agreement, will be deemed to include share appreciation rights, “phantom shares” or other commitments that provide any right to receive value or benefits similar to such shares, securities or other rights). There are no outstanding Contracts or other obligations of the Company or any Company Subsidiary affecting the voting rights of or requiring the repurchase, redemption, issuance, creation or disposition of, any Equity Interests in the Company, except in accordance with the VIE Contracts and as set forth in Section 4.2(b) of the Company Disclosure Schedule. There are no issued or outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the holders of Company Shares may vote.

(c) Each outstanding share or other Equity Interest of each Company Subsidiary is duly authorized, validly issued, fully paid (and, in the case of each PRC Subsidiary, the payment thereof has been duly verified by an independent certified public accountant and has been duly filed or registered with competent PRC Governmental Entity), non-assessable and free of preemptive rights and is held, directly or indirectly, by the Company or another Company Subsidiary free and clear of all Liens, and subject to the Laws of the PRC with respect to the PRC Subsidiaries, free of any restriction which prevents the payment of dividends to the Company or any Company Subsidiary. There are no subscriptions, options, warrants, rights, calls, Contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase, exchange, cancellation or sale of any Equity Interest or other ownership interests of any Company Subsidiary, including any right of conversion or exchange under any outstanding security, instrument or agreement, except for those provided in the VIE Contracts.

(d) Section 4.2(d) of the Company Disclosure Schedule sets forth a true and complete list of (i) each Company Subsidiary, and (ii) the name, jurisdiction of organization and the Company’s (or the Company Subsidiary’s) percentage ownership of any and all Persons in which the Company or any Company Subsidiary owns, or has the right or obligation to acquire any Equity Interest (other than any Company Subsidiary) as of the date hereof (collectively, the “Investments”). All the Investments are owned by the Company or by a Company Subsidiary free and clear of all Liens. Except for the shares and other Equity Interests of the Company Subsidiaries and the Investments, the Company does not own, directly or indirectly, any shares or other voting or equity securities or interests in any Person that is material to the business of the Company and the Company Subsidiaries, taken as a whole.

(e) Except for Contracts or forms thereof filed as exhibits to the Company SEC Filings, neither the Company nor any of the Company Subsidiaries has entered into any Contract, commitment, arrangement or agreement, or are otherwise obligated, to contribute capital, loan money or otherwise provide funds or make additional investments in any other Person. Except for the VIE Contracts, there are no shareholder agreements, voting trusts, proxies or other agreements or understandings to which the Company or any Company Subsidiary is a party or by which any of them is bound relating to the transfer, voting or registration of any Equity Interests of the Company or any Company Subsidiary or preemptive rights with respect thereto.

(f)  The Company does not have any secured creditors holding a fixed or floating security interest. Neither the Company nor any Company Subsidiary has incurred any Indebtedness since December 31, 2019 other than in the ordinary course of business.

Section 4.3 Corporate Authority; Approval and Fairness.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject only to the authorization and approval of this Agreement, the Plan of Merger and the Merger by the Shareholder Approval. No other corporate actions on the part of the Company and no shareholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than the Shareholder Approval. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) On or prior to the date of this Agreement, (i) the Special Committee has received from Houlihan Lokey (China) Limited (the “Company Financial Advisor”), its written opinion, to the effect that, subject to the limitations, qualifications and assumptions set forth therein, that the Per Share Merger Consideration to be received by the holders of Company Shares (other than Excluded Shares) is fair, from a financial point of view, to such holders (it being agreed and understood that such opinion may not be relied on by Parent or Merger Sub), and (ii) the Company Board (acting upon the unanimous recommendation of the Special Committee) has determined that this Agreement, the Plan of Merger, the Articles of Merger and the transactions contemplated hereby, including the Merger, are fair to and in the best interest of the Company and its shareholders (other than the Rollover Securityholders and their Affiliates), and validly approved the execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby, directed that this Agreement, the Plan of Merger, the Articles of Merger and the consummation of the transactions contemplated hereby, including the Merger be submitted to the holders of Company Shares for their authorization and approval, and resolved to recommend to the shareholders of the Company that they authorize and approve this Agreement, the Plan of Merger, the Articles of Merger and the transactions contemplated hereby, including the Merger (and including, without limitation, the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix B of the Plan of Merger), in each case in accordance with the BVI Companies Act (the “Company Recommendation”), which resolutions, subject to Section 6.4(d) and Section 6.4(e), have not been subsequently withdrawn or modified in a manner adverse to Parent.

Section 4.4 No Conflict; Required Filings and Consents.

(a) The execution and delivery by the Company of this Agreement do not, and the performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby, will not, (i) assuming the Shareholder Approval is obtained, conflict with or violate any provision of the Company Memorandum and Articles or any equivalent organizational or governing documents of any Company Subsidiary, (ii) assuming that all consents, approvals and authorizations described in Section 4.4(b) will have been obtained prior to the Effective Time, all filings and notifications described in Section 4.4(b) will have been made and any waiting periods or approvals thereunder will have terminated, expired or been obtained prior to the Effective Time and the Shareholder Approval is obtained, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (iii) violate, conflict with, require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien, except for any Permitted Lien, on any property or asset of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for matters that would not have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for any consent, approval, authorization, filing or notification required under the Exchange Act, the Securities Act, any other U.S. federal or state securities Laws or the rules and regulations of NASDAQ, including the filing of the Rule 13E-3 Transaction Statement on Schedule 13E-3 (including any amendments or supplements thereto, the “Schedule 13E-3”) and the furnishing of Form 6-K with the Proxy Statement, (ii) for the filing with the Registrar of Companies of the Plan of Merger and other necessary corporate documentation as required by the BVI Companies Act, or (iii) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications would not (x) prevent or materially delay the consummation of the Merger, (y) otherwise prevent or materially delay performance by the Company of any of its material obligations under this Agreement or (z) have a Company Material Adverse Effect.

Section 4.5 Compliance with Laws; Permits.

(a) (i) Each of the businesses of the Company or any Company Subsidiary is and, since January 1, 2019 has been, to the Company’s Knowledge, conducted in compliance in all material respects with all Laws applicable to the Company or such Company Subsidiary or by which any property, asset or right of the Company or such Company Subsidiary is bound, (ii) the Company is in material compliance with the applicable listing, corporate governance and other rules and regulations of NASDAQ, (iii) to the Company’s Knowledge, each of the Company and the Company Subsidiaries holds all material Permits necessary for the lawful conduct of its business and the ownership, use, occupancy and operation of its assets and properties, (iv) to the Company’s Knowledge, each of the Company and the Company Subsidiaries is in compliance in all respects with the terms of such Permits, and (v) no such Permit shall cease to be effective as a result of the transactions contemplated by this Agreement, except, in each case, where the non-compliance or the failure to possess any Permit would not reasonably be expected to have a Company Material Adverse Effect.

(b) To the Knowledge of the Company, since January 1, 2019, neither the Company, any Company Subsidiary nor any director or officer, nor, any agent, employee or other Person acting on behalf of the Company or any Company Subsidiary has, in the course of its actions for, or on behalf of, any of them (i) violated any provision of (A) the U.S. Foreign Corrupt Practices Act of 1977, as amended (including the rules and regulations promulgated thereunder), (B) the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, (C) the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996 or (D) any other applicable anti-corruption Law ((A), (B), (C) and (D) collectively, "Anti-Corruption Laws"); or (ii) made or gave any bribe, rebate, payoff, influence payment, kickback or other payment to any officer, director, employee or official of or any other person acting in an official capacity for any Governmental Entity that would be unlawful under any applicable Law, including under an Anti-Corruption Law or (iii) undertaken any act or failed to undertake any act that directly or indirectly caused or contributed to the Company or any Company Subsidiary to be in violation of any Anti-Corruption Law. To the Knowledge of the Company, since January 1, 2019, neither the Company nor any Company Subsidiary has received any communication that alleges that the Company or any Company Subsidiary, or any Representative thereof is, or may be, in violation of, or has, or may have, any material liability under, any Anti-Corruption Law which has not been resolved. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company has effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of applicable Anti-Corruption Laws by the Company or any Company Subsidiary will be prevented, detected and deterred.

(c) To the Knowledge of the Company, each holder or beneficial owner of Company Shares who is a PRC resident and subject to any of the registration or reporting requirements of SAFE Circular 7, SAFE Circular 37 or any other applicable SAFE rules and regulations (collectively, the “SAFE Rules and Regulations”), has complied, in all material respects, with such reporting and/or registration requirements under the SAFE Rules and Regulations with respect to its investment in the Company. Neither the Company nor, to the Knowledge of the Company, such holder or beneficial owner has received any written inquiries, notifications, orders or any other written forms of official correspondence from SAFE or any of its local branches with respect to any actual or alleged non-compliance with the SAFE Rules and Regulations, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.6 SEC Filings; Financial Statements.

(a) Company SEC Filings. The Company has filed or furnished, as applicable, all forms, reports and other documents required to be filed or furnished by it with the SEC, as the case may be, since January 1, 2019 (collectively, the “Company SEC Filings”). Each Company SEC Filing (i) as of its date, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes Oxley Act, as the case may be, and (ii) did not, at the time it was filed or furnished (or, if amended, at the time (and taking into account the content) of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. To the Company’s Knowledge, as of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Filings. To the Company’s Knowledge, as of the date hereof, none of the Company SEC Filings is the subject of outstanding SEC investigation, or ongoing SEC review.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Filings on or prior to the date hereof (collectively, the “Company Financial Statements”) was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by the Exchange Act) on a consistent basis during the periods indicated (except as may be indicated in the notes thereto), and each presented fairly in all material respects, the consolidated financial position of the Company and its consolidated Company Subsidiaries as at the respective dates thereof, and the consolidated results of operations and cash flows and statements of shareholders equity of the Company and its consolidated Company Subsidiaries for the respective periods indicated therein are (subject, in the case of unaudited statements, to normal period-end adjustments which have not and would not have a Company Material Adverse Effect and the exclusion of certain notes in accordance with the published rules promulgated by the SEC relating to unaudited financial statements), in each case in accordance with GAAP. The books and records of the Company and the Company Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(c) Internal Controls.

(i) The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements of the Company and any Company Subsidiary for external purposes in accordance with GAAP.

(ii)   The Company has established and maintains disclosure controls and procedures as defined in and required by Rules 13a-15 and 15d-15 of the Exchange Act reasonably designed to ensure that all material information concerning the Company and any Company Subsidiary required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and related forms, and that such information is accumulated and communicated to the Company’s chief executive officer and chief financial officer (or persons performing similar functions), as appropriate, to allow timely decisions regarding required disclosure. Since January 1, 2019, neither the Company nor, to the Company’s Knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data. To the Company’s Knowledge, since January 1, 2019, there has been, no fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company. Since the date of the Company’s most recently filed annual report under the Exchange Act, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As used in this Section 4.6(c)(ii), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

Section 4.7 No Undisclosed Liabilities. None of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise, including any outstanding Indebtedness or any commitments therefor) of the type that would be required to be reflected on or reserved against it in a consolidated balance sheet of the Company and the Company Subsidiaries prepared in accordance with GAAP, except for liabilities or obligations (i) which have not had and would not have a Company Material Adverse Effect, (ii) that were incurred after June 30, 2020, in the ordinary course of business consistent with past practice, (iii) that were set forth in the Company's consolidated balance sheet as of June 30, 2020 included in the Company Financial Statements prior to the date hereof, or (iv) that were required to be incurred pursuant to the transactions contemplated by this Agreement.

Section 4.8 Absence of Certain Changes or Events. Since June 30, 2020, (i) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practice (excluding any actions taken or not taken due to COVID-19), and (ii) there has not been any Company Material Adverse Effect.

Section 4.9 Company Plans; Employees and Employment Practices.

(a) All material benefit and compensation plans (including the Company Share Plan) covering current or former employees of the Company and the Company Subsidiaries, other than (i) any employment Contract or compensatory agreement with any current or former employee, and (ii) any such plans mandated by applicable Laws to which the sole liability of the Company and the Company Subsidiaries is to make contributions required by Law (including plans or programs mandated or maintained by a Governmental Entity requiring the payment of social insurance or contributions to a fund of a Governmental Entity with respect to wages of any employee) (the “Company Plans”) are listed in Section 4.9 of the Company Disclosure Schedule. Since June 30, 2020 there has been no material change, amendment, modification to, or adoption of, any Company Plan.

(b) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director, officer or employee of the Company or any of the Company Subsidiaries under any of the Company Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(c) There is no outstanding Order against the Company Plans that would have a Company Material Adverse Effect.

Section 4.10 Labor and Employment Matters. Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement, trade union, works council or other labor union Contract applicable to persons employed by it, nor is an such agreement presently being negotiated by the Company or any Company Subsidiary, and there are no labor unions, works councils or other organizations representing, purporting to represent or, to the Knowledge of the Company, attempting to represent (including organizational campaigns, petitions or other unionization activities) any employee of the Company or any Company Subsidiary. Except for matters that have not had and would not have a Company Material Adverse Effect, (a) no strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has occurred or, to the Knowledge of the Company, been threatened or is anticipated with respect to any employee of the Company or any Company Subsidiary, and (b) there are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending or, to the Knowledge of the Company, threatened or anticipated with respect to any employee of the Company or any Company Subsidiaries. The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, social security, workers’ compensation, terms and conditions of employment, worker safety, wages and hours, civil rights, discrimination, immigration and collective bargaining, except where non-compliance has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 4.11 Contracts.

(a) Except for (x) this Agreement, (y) Contracts or forms or summaries thereof filed as exhibits to the Company SEC Filings prior to the date hereof or (z) set forth in Section 4.11(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any Company Subsidiary is a party to or bound by any Contract which would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits to the Company’s most recently filed annual report on Form 20-F.

(b) Each Contract of the type described in Section 4.11(a) to which the Company or any Company Subsidiary is a party or set forth on Section 4.9 of the Company Disclosure Schedule is referred to herein as a “Company Material Contract.” Except as would not constitute a Company Material Adverse Effect, (i) each Company Material Contract is a legal, valid and binding obligation of the Company or a Company Subsidiary, as applicable, in full force and effect and enforceable against the Company or a Company Subsidiary in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) to the Knowledge of the Company, each Company Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, (iii) neither the Company nor any Company Subsidiary and, to the Company's Knowledge, no counterparty, is or is alleged to be in material breach or violation of, or material default under, any Company Material Contract, (iv) neither the Company nor any Company Subsidiary has received any claim of material default under any Company Material Contract, (v) to the Company's Knowledge, no event has occurred which would result in a material breach or violation of, or a material default under, any Company Material Contract (in each case, with or without notice or lapse of time or both) and (vi) the Company has not received any written notice from any other party to any Company Material Contract, and otherwise has no Knowledge that such other party intends to terminate, or not renew any Company Material Contract in accordance with its terms.

Section 4.12 Litigation. (i) There is no material legal, administrative, arbitral or other suit, claim, action, inquiry, mediation, proceeding or investigation of any nature (whether sounding in contract, tort, equity or otherwise) (each, an “Action”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary and (ii) none of the Company or any of the Company Subsidiaries or any property or asset of the Company or any Company Subsidiary is subject to or bound by any material outstanding Order, except, in each case, where any such Action or Order would not have a Company Material Adverse Effect.

Section 4.13 Environmental Matters. Except as would not constitute a Company Material Adverse Effect, since January 1, 2019, the Company and each Company Subsidiary have complied and are in compliance in all material respects with all Environmental Laws and have obtained and possess all permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law, and all such permits, licenses and other authorizations are in full force and effect.

Section 4.14 Intellectual Property.

(a) To the Company’s Knowledge, each of the Company and the Company Subsidiaries has complied in all material respects with all of their respective obligations to the respective patent, trademark, and copyright offices, including the duty of candor and disclosure to the United States Patent and Trademark Office, and all applicable Laws, with respect to the Company Intellectual Property.

(b) Except as would not have a Company Material Adverse Effect, the Company or one of the Company Subsidiaries solely and exclusively owns all right, title and interest in and to the Company Intellectual Property which is exclusively owned by the Company, free and clear of all Liens, except for Permitted Liens. Each of the Company and the Company Subsidiaries solely and exclusively owns all right, title and interest in and to, or has valid and enforceable rights to use all other material Intellectual Property used in, held for use in, or necessary to conduct, the businesses of the Company and the Company Subsidiaries as currently conducted and as currently proposed to be conducted, free and clear of all Liens, except for Permitted Liens (such material Intellectual Property (including Company Software) the “Company Intellectual Property”). To the Knowledge of the Company, there is no outstanding Order relating to any material Company Intellectual Property.

(c) Neither the Company nor any Company Subsidiary has received any written notice or is or has been subject to any Action alleging that the Company or any Company Subsidiary, or the business previously or currently conducted by the Company or any Company Subsidiary, is infringing, diluting, misappropriating, or otherwise violating, or has infringed, diluted, misappropriated, or otherwise violated, any Intellectual Property right of any Person, including any solicited or unsolicited offer, demand, or request to license any Intellectual Property. Neither the Company nor any Company Subsidiary nor any business previously or currently conducted by the Company or any Company Subsidiary (including the development, marketing, licensing, sale, offer for sale, distribution, import, export, hosting, implementation, and use of any Company Software, and the provision of services relating to any Company Software) infringes, dilutes, misappropriates, or otherwise violates or has infringed, diluted, misappropriated, or otherwise violated any material Intellectual Property rights of any Person. To the Knowledge of the Company, no third party is currently infringing, diluting, misappropriating, or otherwise violating any Intellectual Property owned by the Company or any Company Subsidiary.

(d) To the Knowledge of the Company, all of the Company Intellectual Property is valid and enforceable. Neither the Company nor any Company Subsidiary has received any written notice or, to the Knowledge of the Company, has been subject to any Action, including any opposition, cancellation, reissue, re-examination, inter partes, interference, nullity, revocation, or other proceedings by any Person challenging the validity, enforceability, patentability, registrability, inventorship, or scope of, or the Company’s or any Company Subsidiary’s use or ownership of, any of the Company Intellectual Property. No loss or expiration of any of the material Company Intellectual Property is threatened or pending, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Company or any Company Subsidiary).

(e) Each of the Company and the Company Subsidiaries owns all right, title and interest in and to all material Intellectual Property created or developed by, for or under the direction or supervision of the Company or such Company Subsidiary. Except as would not have a Company Material Adverse Effect, all current and former employees, consultants, and contractors (collectively, “Company Workers”) who have participated in the creation or development of any such Intellectual Property, have executed and delivered to the Company or such Company Subsidiary an agreement (i) providing for the obligations of such current or former employee, consultant, or contractor to maintain and protect the confidential information of the Company or any Company Subsidiary, and (ii) providing for the present assignment by each such Company Worker to the Company or such Company Subsidiary of all Intellectual Property rights arising out of such Company Worker’s employment by, engagement by or contract with the Company or such Company Subsidiary. To the Knowledge of the Company, no Company Worker has materially breached or is in material breach of any such agreement.

(f)  The Company and the Company Subsidiaries have taken all actions reasonably necessary to maintain and protect the Company Intellectual Property, including maintaining and protecting in confidence the confidential information of the Company or any Company Subsidiary. To the Knowledge of the Company, each service provider of the Company or any Company Subsidiary has taken all actions reasonably necessary to maintain and protect in confidence such Personal Data and confidential information.

(g) Each Person that has had or has access to material confidential information of the Company or any Company Subsidiary is subject to appropriate confidentiality obligations regarding the non-disclosure and protection of such confidential information, and, to the Company’s Knowledge, no such Person has materially breached or is in material breach of any such obligations.

(h) To the Company’s Knowledge, the Company IT Systems are and will be sufficient for the immediate needs of the Company and the Company Subsidiaries. The Company and each Company Subsidiary are in substantial compliance with in all material respects the terms and conditions of the Contracts relating to Software included in the Company IT System. Except as would not have a Company Material Adverse Effect, the Company IT Systems are functional, operate in a reasonable manner, and in sufficiently good working condition to perform their expected function, operation, and purposes in all material respects.

(i) The Company and each Company Subsidiary have taken all steps reasonably necessary to maintain and protect the security, confidentiality, integrity, and continuity of the Company IT Systems (including the data and information stored or contained therein or transmitted thereby), and to guard against any unauthorized use, access, interruption, or modification of any of the Company IT Systems (including such data or information), including maintaining compliance with generally accepted industry security standards.

(j) The Company and each Company Subsidiary have established and maintains appropriate policies and procedures regarding the Processing of Personal Data and privacy and data security and protection. To the Company’s Knowledge, the operation of the businesses of the Company and each Company Subsidiary, and the Processing of any Personal Data by the Company or any Company Subsidiary are in material compliance with all (A) such policies and procedures, (B) applicable Laws relating to privacy or data security or protection, and (C) applicable requirements relating to privacy or data security or protection under any Contracts to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound, including notification, consent, and transfer requirements. To the Company’s Knowledge, the execution and delivery of this Agreement, the performance of obligations and exercise of rights under this Agreement, and the consummation of the Merger and the other transactions contemplated hereby do not and will not, with or without the passage of time or giving of notice, result in any violation of any such policies, procedures, Laws, or requirements.

Section 4.15 Taxes.

(a) All material Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary have been filed in accordance with applicable Law. All such material Tax Returns are true, correct, and complete in all material respects and were prepared in compliance with applicable Law. No claim has ever been made by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file material Tax Returns that the Company or any Company Subsidiary is or may be subject to material Taxes in such jurisdiction.

(b) All material amounts of Taxes (whether or not shown on a Tax Return) of the Company and each Company Subsidiary due and payable have been paid.

(c) Except as set forth on Section 4.15(c) of the Company Disclosure Schedule or as would not have a Company Material Adverse Effect, no deficiencies for any material amount of Taxes have been proposed or assessed in writing against the Company or any Company Subsidiary by any Governmental Entity, and neither the Company nor any Company Subsidiary has received in writing any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to material Tax matters or (iii) notice of any claim, proposal or assessment against the Company or any Company Subsidiary for any such deficiency for any material amount of Taxes. As of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened audit, judicial proceeding or other examination against or with respect to the Company or any Company Subsidiary with respect to any material Taxes. Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to the assessment or collection of any material Taxes.

(d) Each of the Company and the Company Subsidiaries has duly and timely withheld and paid to the appropriate Governmental Entity all material amounts of Taxes required to have been withheld and paid in connection with any amounts paid or owing and timely and accurately filed all associated forms and Tax Returns.

(e) There are no Liens or other security interests upon any property or assets of the Company or any Company Subsidiary for Taxes, except for Liens for Taxes not yet due and payable and for which adequate reserves have been established in accordance with GAAP.

(f)  To the Knowledge of the Company, neither the Company nor any Company Subsidiary was, for the taxable year ended December 31, 2019, treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(g) Neither the Company nor any Company Subsidiary takes the position for Tax purposes that it is a “resident enterprise” of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation. Except as would not have a Company Material Adverse Effect, each Company Subsidiary located in the PRC has, in accordance with applicable PRC Law, duly registered with the relevant PRC Governmental Entity, obtained and maintained the validity of all national and local Tax registration certificates and complied with all requirements in all material respects imposed by such Governmental Entities.

(h) All material Tax Incentives (if any) enjoyed by the Company or any Company Subsidiary have been in material compliance with all applicable Laws and, to the Company’s Knowledge, are not subject to suspension, repeal, reduction, revocation, cancellation or any other changes (including retroactive changes) in the future. No submissions made by or on behalf of the Company or any Company Subsidiary to any Governmental Entity in connection with obtaining any Tax Incentive contained any material misstatement or omission that would have affected the granting of such Tax Incentive.

Section 4.16 Insurance. The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and the Company Subsidiaries. Except as would not have a Company Material Adverse Effect (a) all such policies, programs and arrangements are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder and (b) as of the date of this Agreement, the Company has no reason to believe that it or any Company Subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted.

Section 4.17 Real Estate

(a) The Company SEC Reports have disclosed the real property and interests in real property owned by the Company or any Company Subsidiaries as of the date of this Agreement (“Owned Real Property”). Except as would not have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries holds good and valid title to, or valid land use rights with respect to, each parcel of the Owned Real Property, free and clear of all Liens and encumbrances, except Permitted Liens.

(b) In respect of each parcel of real property leased by the Company or a Company Subsidiary (“Leased Real Property”), except as would not have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has a valid leasehold interest in all of its Leased Real Property free and clear of any and all Liens and encumbrances, except Permitted Liens.

(c) Except as would not have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has title to, or a valid leasehold interest in, as applicable, all personal property used in their respective businesses free and clear of any and all Liens and encumbrances, except Permitted Liens. Such personal property and Owned Real Property and Leased Real Property (taken as a whole) are in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and except for such failures to be in good operating condition and repair which would not have a Company Material Adverse Effect.

Section 4.18 Affiliate Transactions. Except as disclosed in the Company SEC Filings (including the exhibits thereof), no officer or director of the Company or any Company Subsidiary or any Person beneficially owning five percent (5%) or more of the Company Shares or Equity Interest of any Company Subsidiary, nor any individual related by blood, marriage or adoption to any such individual or Person nor any entity in which any such Person or individual owns any beneficial interest, is a party to any material agreement, Contract, commitment or transaction with the Company or any Company Subsidiary or has any right, title, or interest in any material property owned, licensed, or used by the Company or any Company Subsidiary (including any Company Intellectual Property).

Section 4.19 Brokers. Other than the Company Financial Advisor, the fees and expenses of which will be paid by the Company, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has provided to Parent a copy of the engagement letter of the Company Financial Advisor and such engagement letter has not been amended or modified.

Section 4.20 Anti-Takeover Provisions. The Company is not a party to a shareholder rights agreement or “poison pill” or similar agreement or plan.

Section 4.21 PRC Subsidiaries.

(a) The registered capital of each PRC Subsidiary (including each of the VIEs that were incorporated under the PRC Laws (the “PRC VIEs”) and each of its Subsidiaries) is fully contributed in accordance with applicable PRC Laws.

(b) No approvals, other than those already obtained, are required to be obtained for the performance by the respective parties of their obligations and the transactions contemplated under the VIE Contracts, except (i) if the WFOE (or any other Person designated by the WFOE) decides to exercise the option granted under the applicable VIE Contracts to purchase the Equity Interests in a PRC VIE and, as a result of such purchase, relevant PRC VIE will be operating its business in a restricted industry under PRC Laws, such purchase shall be subject to prior approval by MOFCOM and be further subject to registrations with the relevant PRC Governmental Entities, and (ii) if there is any change to the shareholding percentage or registered capital of any PRC VIE, the pledges under the applicable VIE Contracts shall be subject to re-registration with the State Administration for Market Regulation or its local counterparts.

(c) The execution, delivery and performance by each of the relevant parties of their respective obligations under each of the VIE Contracts, and the consummation of the transactions contemplated thereunder, did not, do not and will not (i) result in any violation of their respective articles of association, their respective business licenses or constitutive documents, (ii) result in any violation of any applicable Laws, or (iii) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any agreement, instrument, arbitration award or judgment, Order or decree of any court of the PRC having jurisdiction over the relevant parties to the VIE Contracts, as the case may be, or any agreement with, or instrument to which any of them is expressed to be a party or which is binding on any of them.

(d) The VIE Contracts taken as a whole comprise all of the contracts enabling the Company to effectively control the PRC VIEs and consolidate the financial statements of the PRC VIEs.

(e) As of the date hereof, the Company has effective control of each PRC VIE and each of its Subsidiaries. All shareholders of the PRC VIEs are acting in good faith and in the best interests of the Company. As of the date of this Agreement, there have been no disputes, disagreements, claims, legal proceedings or Actions of any nature, raised by any Governmental Entity or any other party, pending or threatened against or affecting any of the WFOE, the PRC VIEs, any the PRC VIEs’ Subsidiaries or any of any PRC VIE’s shareholders or any of their respective shareholders that: (i) challenge the validity or enforceability of any part or all of the VIE Contracts taken as a whole; (ii) challenge the VIE structure or the ownership structure as set forth in the VIE Contracts and as disclosed in the Company SEC Filings; (iii) claim any ownership, share, equity or interest in the Company, the WFOE, any PRC VIE, any PRC VIE’s Subsidiaries or any PRC VIE’s shareholders, or claim any compensation for not being granted any ownership, share, equity or interest in the Company, the WFOE, any PRC VIE, any PRC VIE’s Subsidiaries or any PRC VIE’s shareholders; or (iv) claim any of the VIE Contracts or the ownership structure thereof or any arrangements or performance of or in accordance with the VIE Contracts was, is or will be in violation of any PRC Laws, in each case in the preceding clauses (i) through (iv), where such dispute, disagreement, claim, legal proceeding or Action has a materially disproportionate adverse effect on the Company, the WFOE, any PRC VIE, any PRC VIE’s Subsidiaries or any PRC VIE’s shareholders or any of their respective shareholders as compared to other similarly situated enterprises in the PRC which adopt a similar “variable interest entity” structure that allows one entity to exercise voting control and have a substantial economic interest in another entity where such first entity does not, directly or indirectly, own a majority of the Equity Interests of the second entity.

Section 4.22 No Additional Representations. Except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company or any Company Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent or Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereunder, and each of Parent and Merger Sub acknowledges the foregoing. Neither the Company nor any other person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

Article V
Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization and Qualification. Parent is a business company with limited liability, duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands, and Merger Sub is a business company with limited liability, duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands. Each of Parent and Merger Sub has the requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary. Parent has heretofore made available to the Company complete and correct copies of the memorandum and articles of association as in effect as of the date hereof of Parent and Merger Sub, respectively. Such memorandum and articles of association are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its memorandum and articles of association in any respect.

Section 5.2 Capitalization.

(a) As of the date of this Agreement, Parent is authorized to issue a maximum of 50,000 ordinary shares with no par value, of which 10,000 ordinary shares of Parent are issued and outstanding. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof other than those incident to its formation and capitalization and pursuant to this Agreement, the Merger and the other transactions (including any financing transactions in connection herewith) contemplated hereby.

(b) As of the date of this Agreement, Merger Sub is authorized to issue a maximum of 50,000 ordinary shares with no par value, of which 100 ordinary shares of Merger Sub are issued and outstanding. All of the issued and outstanding shares of Merger Sub are, and immediately prior to the Effective Time will be, owned by Parent, free and clear of any Lien. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof other than those incident to its formation and capitalization and pursuant to this Agreement, the Merger and the other transactions (including any financing transactions in connection herewith) contemplated hereby.

Section 5.3 Authority.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, by each of Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub and no vote of Parent’s or Merger Sub’s shareholders are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly authorized and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement has been duly authorized, executed and delivered by the Company, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The sole director of each of Parent and Merger Sub and Parent as the shareholder of Merger Sub have duly and validly approved by resolutions and authorized, among others, the execution, delivery and performance of this Agreement, the Plan of Merger, the Articles of Merger and the consummation of the transactions contemplated hereunder by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the sole director of Parent and Merger Sub, and Parent as the sole shareholder of Merger Sub to effect the transactions contemplated hereunder.

Section 5.4 No Conflict; Required Filings and Consents

(a) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not (i) conflict with or violate any provision of the memorandum and articles of association of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations described in Section 5.4(b) will have been obtained prior to the Effective Time and all filings and notifications described in Section 5.4(b) will have been made and any waiting periods thereunder will have terminated or expired prior to the Effective Time, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected or (iii) result in any breach of, any loss of any benefit under, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of any of the transactions contemplated hereby by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other Person, except (i) for any consent, approval, authorization, filing or notification required under by the Exchange Act, the Securities Act or any other federal or state securities Laws or the rules and regulations of NASDAQ, including the joining of the Company in the filing of the Rule 13e-3 Transaction Statement on Schedule 13E-3 and the furnishing of Form 6-K with the Proxy Statement, (ii) for the filing with the Registrar of Companies of the Plan of Merger and other necessary corporate documentation as required by the BVI Companies Act, or (iii) any actions or filings the absence of which would not reasonably be expected to materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

Section 5.5 Litigation. As of the date hereof, to the Knowledge of Parent, there is no material Action pending or threatened against Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order. As of the date hereof, there is no Action pending or to the Knowledge of Parent, threatened against Parent or Merger Sub which seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions provided for herein.

Section 5.6 Financing.

(a) Parent has delivered to the Company true and complete copies, as of the date of this Agreement, of (i) a debt commitment letter, dated March 11, 2021, between Parent and China Merchants Bank Co., Ltd., as the original lender (the “Lender”) (including all schedules thereto) (the “Debt Commitment Letter”) pursuant to which the Lender has agreed to provide a term loan to Parent in the aggregate amount set forth therein (the “Debt Financing” and, together with the transactions contemplated under the “Rollover Securities” article of the Support Agreement, the “Financing”), subject to the terms and conditions therein, the proceeds of which shall be used to finance the consummation of the Merger and the other transactions contemplated by this Agreement, and (ii) the Support Agreement. The Support Agreement provides that the Company is a third-party beneficiary for purposes of enforcing the Support Agreement.

(b) The Debt Commitment Letter and the Support Agreement are in full force and effect as of the date hereof and are the legal, valid and binding obligations of Parent and of the other parties thereto in accordance with the terms and conditions thereof, subject to the Bankruptcy and Equity Exception. Assuming (A) the Debt Financing is funded in accordance with the Debt Commitment Letter, (B) the cancellation of the Rollover Securities and other transactions contemplated by the Support Agreement are consummated in accordance with the terms of the Support Agreement, and (c) the satisfaction of the conditions to the obligations of Parent and Merger Sub to consummate the Merger as set forth in Section 7.1 and Section 7.2 or the waiver of such conditions, Parent will have at and after the Closing funds sufficient for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated hereby. The Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to Parent on the terms therein. The are no side letter or other oral or written Contracts related to the funding of the full amount of the Debt Financing to which Parent or any of its Affiliates is a party other than (i) as expressly set forth in the Debt Commitment Letter and (ii) customary engagement letters. Parent or Merger Sub has fully paid any and all fees, if any, that are payable on or prior to the date hereof under the Debt Commitment Letter and will pay when due all other fees arising under the Debt Commitment Letter as and when they become due and payable thereunder.

(c) As of the date of this Agreement, (i) neither the Support Agreement nor the Debt Commitment Letter have been amended or modified, and none of the respective commitments contained in the Support Agreement or the Debt Commitment Letter have been withdrawn or rescinded, (ii) the Support Agreement and the Debt Commitment Letter are in full force and effect, and (iii) no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Support Agreement or the Debt Commitment Letter by Parent. As of the date of this Agreement, Parent has no reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent at the Effective Time.

Section 5.7 Ownership of Equity Interests. As of the date hereof, other than as a result of this Agreement or the Support Agreement, neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Equity Interest in the Company or any Company Subsidiary.

Section 5.8 Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability prior to the Closing.

Section 5.9 Limited Guarantee. Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company a duly executed Limited Guarantee with respect to certain matters on the terms specified therein. The Limited Guarantee is in full force and effect and constitutes a valid, binding and enforceable obligation of the Guarantors, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of any Guarantor under the Limited Guarantee.

Section 5.10 Solvency. Neither Parent nor Merger Sub is entering into the transactions with the intent to hinder, delay or defraud either present or future creditors. Assuming the satisfaction or the waiver of the conditions of Parent and Merger Sub to consummate the Merger as set forth in Section 7.1 and Section 7.2, immediately after giving effect to all of the transactions contemplated by this Agreement, including the Merger and the Financing, the payment of the Per Share Merger Consideration, the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, and the payment of all related expenses, the Surviving Company will be solvent as of the Effective Time and immediately after the Effective Time as such term is used under the Laws of the British Virgin Islands.

Section 5.11 Certain Arrangements. Other than this Agreement, the Support Agreement, the Limited Guarantee and the Debt Commitment Letter, as of the date hereof, there are no written Contracts (a) between Parent, Merger Sub or any of their Affiliates (excluding the Company or any Company Subsidiary), on the one hand, and any directors, officers, employees or shareholders of the Company or any Company Subsidiary, on the other hand, that relate in any way to the transactions contemplated hereunder; or (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration in connection with the transactions contemplated hereunder or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 5.12 No Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and Company Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company and Company Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates (excluding the Company or any Company Subsidiary) and their respective Representatives not to, hold any such person liable with respect thereto, other than fraud in connection therewith.

Article VI
Covenants

Section 6.1 Conduct of Business by the Company Pending the Closing

(a) The Company agrees that, between the date of this Agreement and until the earlier of the Effective Time and the termination of this Agreement, except as set forth in Section 6.1(a) of the Company Disclosure Schedule, as otherwise expressly required or permitted by this Agreement, as required by applicable Law, as deemed necessary by the Company in good faith to preserve the viability of the business directly in response to pandemic conditions related to the coronavirus disease (COVID-19) or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to (i) conduct its business in the ordinary course consistent with past practice, and (ii) use its reasonable best efforts to keep available the services of the current officers, key employees and consultants of the Company and each Company Subsidiary and to preserve the current relationships of the Company and each Company Subsidiary with each of the key customers, suppliers and other Persons with whom the Company or any Company Subsidiary has business relations that are material to the Company or any Company Subsidiary, taken as a whole. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 6.1(a) of the Company Disclosure Schedule, as otherwise expressly required or permitted by this Agreement, as required by applicable Law or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and until the earlier of the Effective Time and the termination of this Agreement, directly or indirectly, take any of the following actions:

(i) amend or otherwise change the Company Memorandum and Articles or equivalent organizational documents of the Company Subsidiaries;

(ii) issue, deliver, sell, pledge, transfer, encumber or otherwise dispose of, or authorize, propose or agree to the issuance, delivery, sale, pledge, transfer, encumbrance or disposition of, any shares of any class or series of its shares or other Equity Interests, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its shares or other Equity Interests (other than expressly required under any Contract in effect on the date hereof);

(iii) declare, set aside, establish a record date for, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its shares (other than dividends paid by a Company Subsidiary to the Company or to any other Company Subsidiary wholly-owned by Company), or enter into any agreement with respect to the voting of its shares;

(iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any of its shares or other Equity Interests, or securities convertible or exchangeable into or exercisable for any of its shares or other Equity Interests, except pursuant to employee severance, retention, termination, change of control and other contractual rights existing on the date hereof on the terms in effect on the date hereof;

(v) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any assets thereof, or make any loan, advance or capital contribution to, or investment in, any Person or any division thereof, except any such acquisitions, loans, advances, contributions or investments that are consistent with past practice and are for consideration not in excess of $10,000,000 (or an equivalent amount in RMB) individually and $10,000,000 (or an equivalent amount in RMB) in the aggregate for all such transactions by the Company and the Company Subsidiaries;

(vi) redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of, any Indebtedness or issue any debt securities or other Contracts evidencing Indebtedness or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for Indebtedness, except for (A) Indebtedness incurred under the Company's or any Company Subsidiary's existing credit facilities as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness, (B) Indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices in a principal amount not in excess of $10,000,000 (or an equivalent amount in RMB) for all such Indebtedness by the Company and the Company Subsidiaries in the aggregate and (C) Indebtedness owed by any wholly-owned Company Subsidiary to the Company or any other wholly-owned Company Subsidiary.

(vii)  grant any Lien on any of its assets, other than Liens granted in connection with any Indebtedness permitted under Section 6.1(a)(vi);

(viii)   sell, transfer, lease, license, assign or otherwise dispose of (including, by merger, consolidation, or sale of stock or assets) any entity, business, assets, rights or properties of the Company or any Company Subsidiary having a current value in excess of $10,000,000 (or an equivalent amount in RMB) in the aggregate;

(ix) sell, transfer, assign, license, grant any other rights (including any covenant not to sue, option, right of first refusal, and right of first offer) under, or otherwise dispose of (including, by merger, consolidation or sale of stock or assets), abandon, permit to lapse, permit to be subject to any Lien, or fail to maintain or protect in full force and effect (including any failure to protect the confidentiality of), any Company Intellectual Property, or disclose to any Person any confidential information (except for disclosure of confidential information in the ordinary course of business consistent with past practice and pursuant to appropriate confidentiality agreements, and non-exclusive licenses of Intellectual Property granted by the Company or any Company Subsidiary to its customers in the ordinary course of business consistent with past practice);

(x) authorize, or make any commitment with respect to, any single capital expenditure in excess of $10,000,000 (or an equivalent amount in RMB) or capital expenditures for the Company and the Company Subsidiaries in excess of $10,000,000 (or an equivalent amount in RMB) in the aggregate;

(xi) enter into any new line of business outside of its existing business segments that is material to the Company and the Company Subsidiaries taken as a whole;

(xii)  (A) grant or announce any stock option, equity, equity-linked or incentive awards, (B) subject to Section 6.12(b), grant or announce any increase in the salaries, bonuses or other compensation and benefits payable by the Company or any Company Subsidiary to any of the employees, officers, directors, shareholders or other service providers of the Company or any Company Subsidiary having a total annual base salary and incentive compensation opportunity in excess of $10,000,000 (or an equivalent amount in RMB), (C) hire (or enter into any employment agreements with) any employees having a total annual base salary and incentive compensation opportunity in excess of $10,000,000 (or an equivalent amount in RMB), (D) pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing Company Plan, or (E) enter into or adopt any new, or materially increase benefits under or renew, amend or terminate any existing Company Plan or benefit arrangement or any collective bargaining agreement,;

(xiii)   except as may be required by GAAP or as a result of a change in Law, make any change in accounting principles, policies, practices, procedures or methods;

(xiv) materially change any method of Tax accounting, make or change any material Tax election, adopt or change any material accounting method, file any amended material Tax Return, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any material closing agreement with respect to any Tax, surrender any right to claim a material Tax refund, fail to pay any material Taxes as they become due and payable, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(xv) settle, release, waive or compromise any pending or threatened Action of or against the Company or any of the Company Subsidiaries (A) for an amount in excess of $10,000,000 (or an equivalent amount in RMB) in the aggregate, (B) entailing the incurrence of (x) any obligation or liability of the Company or any Company Subsidiary in excess of such amount, or (y) obligations that would impose any material restrictions on the business or operations of the Company or any of the Company Subsidiaries, or (C) that is brought by or on behalf of any current, former or purported holder of any shares or debt securities of the Company or any Company Subsidiary relating to the transactions contemplated by this Agreement;

(xvi) (A) enter into (other than extensions at the end of a term in the ordinary course of business), terminate or materially amend or modify any Company Material Contract, VIE Contract or Contract that, if in effect on the date hereof, would have been a Company Material Contract, or (B) waive any material default under, or release, settle or compromise any material claim against the Company or Company Subsidiary or liability or obligation owing to the Company or Company Subsidiary under any Company Material Contract or VIE Contract;

(xvii)   fail to maintain in full force and effect material insurance policies covering the Company and the Company Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice;

(xviii)   adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger or any merger or consolidation among wholly-owned Subsidiaries of the Company);

(xix) take any action which would result in any of the conditions to the Merger set forth in Article VII not being satisfied or that would reasonably be expected to prevent, delay or impair the ability of the Company to consummate the Merger; or

(xx) knowingly commit, authorize or agree to take any of the foregoing actions or enter into any letter of intent (binding or non-binding) or similar agreement or arrangement with respect to any of the foregoing actions.

(xxi) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its respective Subsidiaries’ respective operations.

Section 6.2 Proxy Statement; Schedule 13E-3; Company Shareholders Meeting

(a) Proxy Statement. As promptly as practicable after the date hereof, the Company, with the cooperation of Parent and Merger Sub, shall prepare a proxy statement relating to authorization and approval of this Agreement, the Plan of Merger and the transactions contemplated hereby, including the Merger (such proxy statement, as amended or supplemented, the “Proxy Statement”). The Company shall cause the Proxy Statement to be filed with the SEC as soon as practicable after the date hereof, and in any event no later than twenty (20) days following the date hereof; provided, however, that failure to so file the Proxy Statement in such time period shall not constitute a breach of this Agreement and shall not give Parent and Merger Sub a right to terminate this Agreement or rely upon any closing condition as a reason not close when otherwise required to do so by this Agreement. Parent and Merger Sub shall furnish all information as the Company may reasonably request in connection with the preparation of the Proxy Statement. Subject to and without limiting the rights of the Special Committee and the Company Board pursuant to Section 6.4(d), the Proxy Statement shall include the Company Recommendation.

(b) Schedule 13E-3. Concurrently with the preparation and filing of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and file with the SEC the Schedule 13E-3 with respect to the Merger. The Company and Parent shall cooperate and consult with each other in preparation of the Schedule 13E-3, including furnishing the information required by the Exchange Act to be set forth in the Schedule 13E-3.

(c) SEC Comments. The Company, after consultation with Parent, shall respond as promptly as practicable to any comments made by the SEC with respect to the Proxy Statement and/or the Schedule 13E-3. The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement and/or the Schedule 13E-3 or comments thereon and responses thereto or requests by the SEC for additional information and will promptly supply Parent with copies of all correspondence between the Company or any of the Company Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Schedule 13E-3 or the transactions contemplated by this Agreement. The Company shall not (i) file or mail the Proxy Statement, including any amendments or supplements thereto, (ii) file the Schedule 13E-3, including any amendments or supplements thereto, (iii) respond to any comments by the SEC, or (iv) file any other required filings, including any amendments or supplements thereto, unless (x) Parent and its counsel have had a reasonable opportunity to review and propose comments on such document or response and (y) the Company has incorporated those comments reasonably proposed by Parent and its counsel into such document or response. Notwithstanding anything herein to the contrary, in connection with any disclosure regarding a Company Adverse Recommendation Change, the Company shall not be required to provide Parent or Merger Sub with the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub) in the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or another filing by the Company with the SEC with respect to such disclosure. As promptly as practicable after the SEC confirms that it has no further comments to the Proxy Statement and the Schedule 13E-3, the Company shall mail the Proxy Statement and all other proxy materials to the holders of Company Shares and, if necessary, in order to comply with applicable securities Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

(d) Information Supplied. Each of the Company, Parent and Merger Sub shall promptly furnish all information concerning such Party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the transactions contemplated hereunder. Each of Parent, Merger Sub and the Company agrees, as to it and its respective Affiliates, directors, officers, employees, agents or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the transactions contemplated hereby, will, as of the time such documents (or any amendment thereof or supplement thereto) are filed with the SEC, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Company Shares and at the time of the Company Shareholders Meeting or any adjournment thereof, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such Party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective officers or directors, should be discovered which should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party discovering such event or circumstance shall promptly inform the other Parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that prior to such filing, the Company and Parent, as the case may be, shall consult with the other Party with respect to such amendment or supplement and shall afford the other Party and their Representatives reasonable opportunity to comment thereon.

(e) Shareholders Meeting.

(i) As promptly as practicable following the date on which the SEC confirms that it has no further comments on the Schedule 13E-3 and the Proxy Statement, the Company shall (x) take, in accordance with the BVI Companies Act and the Company Memorandum and Articles, all action necessary to duly call, give notice of, set a record date for and hold an extraordinary general meeting of its shareholders (the “Company Shareholders Meeting”), which shall not be held later than forty-five (45) days after the date on which the Proxy Statement is mailed to the holders of Company Shares for the purpose of obtaining the Shareholder Approval and (y) mail or cause to be mailed a letter to the holders of Company Shares, notice of the Company Shareholders Meeting and form of proxy accompanying the Proxy Statement that will be provided to the holders of Company Shares in connection with the solicitation of proxies for use at the Company Shareholders Meeting.

(ii) The Company may adjourn the Company Shareholders Meeting (x) with the prior written consent of Parent, or (y) to allow reasonable time for filing and mailing of any supplemental or amended disclosure which the Company Board (acting upon the recommendation of the Special Committee) has determined in good faith after consultation with outside legal counsel is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the holders of Company Shares prior to such adjourned meeting.

(iii) Once the Company has established the record date, the Company shall not change such record date or establish a different record date for the Company Shareholders Meeting without the prior written consent of Parent, unless permitted by this Agreement or required to do so by applicable Law; provided that, in the event that the date of the Company Shareholders Meeting as originally called is for any reason adjourned or otherwise delayed, the Company may establish a new record date.

(iv) Subject to Section 6.4(d), at the Company Shareholders Meeting, the Company shall, through the Company Board (upon recommendation of the Special Committee) or the Special Committee, make the Company Recommendation and, unless there has been a Company Adverse Recommendation Change, the Company shall take all reasonable lawful action to solicit the Shareholder Approval. Without limiting the generality of the foregoing sentence, in the event that subsequent to the date hereof, the Company Board makes a Company Adverse Recommendation Change (as defined below) pursuant to Section 6.4, without prejudice to Section 8.1(d), the Company shall have the right not to submit this Agreement, the Plan of Merger and the transactions to the shareholders of the Company for authorization and approval at the Company Shareholders Meeting. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Shareholders Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Shareholder Approval. Without the prior written consent of Parent, the authorization and approval of this Agreement and the Plan of Merger and the transactions contemplated hereby (including the Merger) shall be the only matter (other than procedural matters) which the Company shall propose to be acted on by the holders of Company Shares at the Company Shareholders Meeting or any adjournment thereof.

(f) Company Obligations. Subject to the Company’s right to terminate this Agreement pursuant to Section 8.1(c)(iii), the Company’s obligations pursuant to this Section 6.2 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal.

Section 6.3 Access to Information; Confidentiality

(a) Access to Information. Subject to Section 6.3(b), from the date of this Agreement to the earlier of the date on which this Agreement is terminated in accordance with its terms or the Effective Time, subject to applicable Laws and terms of any Contract to which the Company or any Company Subsidiary is a party, the Company shall, and shall instruct each of the Company Subsidiaries and each of its and their respective Representatives (collectively, the “Company Representatives”) to: (i) provide to Parent and Merger Sub and each of their respective Representatives (collectively, the “Parent Representatives”) access at reasonable times during normal business hours, upon reasonable prior written notice from Parent, to the officers, employees, properties, offices, other facilities and books and records of the Company or such Company Subsidiary, and (ii) furnish or cause to be furnished such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent, Merger Sub or any Parent Representative may reasonably request; provided that the Company shall not be required to (A) furnish, or provide any access to, any information to any Person not a party to, or otherwise covered by, the confidentiality agreement or any similar agreement with respect to such information, (B) take or allow actions that would unreasonably interfere with the Company’s or any Company Subsidiary’s operation of its business or (C) provide access to or furnish any information if doing so would violate any Contract with any third party or applicable Law, or where such access to information may involve the waiver of any privilege so long as the Company has taken all reasonable steps to permit inspection of or to disclose such information on a basis that does not compromise the Company’s or any Company Subsidiary’s privilege with respect thereto.

(b) Confidentiality and Restrictions. With respect to the information disclosed pursuant to Section 6.3(a), the Parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the confidentiality agreement entered into between the Company and any Person to whom the Company, any Company Subsidiary or any Company Representative provides information pursuant to this Section 6.3. Each of the confidentiality agreements shall continue in full force and effect in accordance with its terms until the earlier of the Effective Time or the expiration of such agreement according to its terms.

Section 6.4 No Solicitation of Transactions

(a) Except as expressly permitted by this Section 6.4, the Company and its officers and directors shall, and the Company shall instruct and cause the Company Subsidiaries and the Company Representatives to:

(i) immediately cease all discussions and negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, effective on and from the date hereof; and

(ii) from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, not:

(A) initiate, solicit, propose, encourage (including by providing non-public information with respect to the Company or the Company Subsidiaries) or take any action to facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal;

(B) engage in, continue or otherwise participate in any discussions or negotiations with, or provide any non-public information or data concerning the Company or any Company Subsidiary to any Person with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(C) grant any waiver, amendment or release under any standstill or confidentiality agreement to which the Company is a Party or any anti-takeover Law, or otherwise knowingly facilitate any effort or attempt by any Person to make an Acquisition Proposal;

(D) approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or that conflicts with or is inconsistent with this Agreement or requires the Company to abandon this Agreement or the Merger; or

(E) resolve, propose, agree or publicly announce an intention to do any of the foregoing.

(b) Notwithstanding anything to the contrary set forth in this Agreement, prior to obtaining the Shareholder Approval, the Special Committee may directly or indirectly through the Company and Company Representatives (i) contact any Person that has made an unsolicited, written, bona fide proposal or offer regarding an Acquisition Proposal that was not initiated or solicited in breach of Section 6.4(a) in order to clarify and understand the terms and conditions thereof in order to assess whether such proposal or offer constitutes or could reasonably be expected to lead to a Superior Proposal, which actions shall not be deemed to violate Section 6.4(a), and (ii) furnish information (including any non-public information or data concerning the Company or any of Company Subsidiaries) to, and/or enter into discussions or negotiation with, such Person or group of Persons who have made such Acquisition Proposal, to the extent the Special Committee has (A) determined in good faith (after consultation with a financial advisor of internationally recognized reputation and outside legal counsel, as applicable) that such proposal or offer constitutes or could reasonably be expected to result in a Superior Proposal, and (B) prior to furnishing such information, obtained from such Person an executed confidentiality agreement (a copy of which shall be promptly (in any event within 48 hours) provided to Parent) on terms no less favorable to the Company than those contained in this Agreement; provided that the Company shall concurrently make available to Parent any non-public information concerning the Company and the Company Subsidiaries that is provided to any such Person and that was not previously made available to Parent or Parent Representatives.

(c) Except as expressly provided by Section 6.4(d) or Section 6.4(e), neither the Company Board nor any committee thereof shall:

(i) (A) withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation with respect to the Merger, (B) authorize, approve or recommend, or propose to authorize, approve or recommend (publicly or otherwise) an Acquisition Proposal, (C) fail to publicly recommend against any Acquisition Proposal, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal, (E) fail to include the Company Recommendation in the Proxy Statement, (F) enter into any letter of intent, memorandum of understanding or similar document or Contract relating to any Acquisition Proposal or (G) take any other action or make any other public statement that is inconsistent with the Company Recommendation (any action described in clauses (A) through (G), a “Company Adverse Recommendation Change”); or

(ii) cause or permit the Company or any Company Subsidiary to enter into any acquisition agreement, merger agreement or other similar definitive agreement relating to any Acquisition Proposal (each, an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary set forth in this Agreement, if at any time prior to obtaining the Shareholder Approval, the Company has received a bona fide written Acquisition Proposal from any Person that is not withdrawn and that the Company Board (upon recommendation of the Special Committee) concludes in good faith constitutes a Superior Proposal, the Company Board (upon recommendation of the Special Committee) may effect a Company Adverse Recommendation Change and/or authorize the Company to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(i) the Company Board (upon recommendation of the Special Committee) determines in good faith, after consultation by the Special Committee with its independent nationally recognized financial advisor and outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable Laws;

(ii) the Company shall have complied with its obligations under this Section 6.4; and

(iii) prior to effecting a Company Adverse Recommendation Change or terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, each in accordance with Section 6.4(f), (A) the Company shall have provided prior written notice to Parent at least five (5) Business Days in advance (the “Notice Period”), to advise Parent that the Company Board has received a bona fide written Acquisition Proposal that is not withdrawn and that the Company Board (upon recommendation of the Special Committee) concludes in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board intends to effect a Company Adverse Recommendation Change or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to this Section 6.4(d), which notice shall specify the basis for such Company Adverse Recommendation Change or termination of this Agreement, including the identity of the party making the Superior Proposal, the material terms thereof, it being agreed that such notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect to thereto shall not constitute a Company Adverse Recommendation Change, and (B) the Company shall have, and shall have caused its financial and legal advisors to, during the Notice Period, (1) provide to Parent and the Parent Representatives any confidential information that has been disclosed to the party making the Superior Proposal and has not been disclosed to Parent or the Parent Representatives, (2) negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal, and (3) permit Parent and the Parent Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that in the event of any material revisions to the Acquisition Proposal that the Company Board has determined to be a Superior Proposal, the Company shall deliver a new written notice to Parent and comply with the requirements of this Section 6.4 (including Section 6.4(d)) with respect to such new written notice.

(iv) None of the Company, the Company Board or any committee of the Company Board shall enter into any binding agreement or Contract with any Person to limit the Company’s ability to give prior notice to Parent of its intention to effect a Company Adverse Recommendation Change in light of a Superior Proposal.

(e) Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Shareholder Approval, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee may effect a Company Adverse Recommendation Change and direct the Company to terminate this Agreement if:

(i) a material development or change in circumstances has occurred or arisen after the date of this Agreement that was not known to, nor reasonably foreseeable by, any member of the Special Committee as of or prior to the date hereof and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by the Company (or to be refrained from being taken by the Company) pursuant to, this Agreement (an “Intervening Event”),

(ii) the Company Board has first reasonably determined in good faith judgement upon the recommendation of the Special Committee, after consultation with outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with the directors’ duties under applicable Law,

(iii) five (5) Business Days have elapsed since the Company has given notice of its termination of this Agreement in response to such Intervening Event to Parent advising that it intends to take such action and specifying in reasonable detail the reasons therefor,

(iv) during such five (5)-Business Day period, the Company has considered and, if requested by Parent, engaged in good faith discussions with Parent regarding, any adjustment or modification to the terms of this Agreement proposed by Parent, and

(v) the Company Board (acting upon recommendation of the Special Committee) or the Special Committee, following such five (5)-Business Day period, again reasonably determines in good faith, after consultation with outside legal counsel and taking into account any adjustment or modification to the terms of this Agreement proposed by Parent, that failure to do so would reasonably be expected to be inconsistent with the directors’ duties under applicable Law.

(f)   Nothing contained in this Section 6.4 shall be deemed to prohibit the Company or the Company Board from complying with its disclosure obligations under U.S. federal Law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to shareholders); provided that if such disclosure includes a Company Adverse Recommendation Change, such disclosure shall be deemed to be a Company Adverse Recommendation Change (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto or any “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not constitute a Company Adverse Recommendation Change).

(g) The Company shall promptly (and, in any event, within 48 hours after the Company has knowledge thereof) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, the Company Board (upon the recommendation of the Special Committee) or any Company Representative indicating, in connection with such notice, (x) the identity of the Person or group of Persons making such offer or proposal, and (y) the material terms and conditions of any proposals or offers and thereafter shall keep Parent reasonably informed, on a prompt basis (at least every Business Day), of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(h) Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of the holders of Company Shares any Acquisition Proposal or propose to do so.

Section 6.5 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, including Section 6.4, Parent, Merger Sub and the Company shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts, and the Company shall cause the Company Subsidiaries to use reasonable best efforts, to take or cause to be taken all actions and do or cause to be done all things reasonably necessary, proper or advisable on its respective part under this Agreement and applicable Laws to cause the conditions set forth in Article VII to be satisfied and to consummate and make effective the Merger and the other transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, approvals, registrations, authorizations, waivers, Permits and Orders, necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement; provided that all obligations of the Company, Parent and Merger Sub relating to the Financing shall be governed exclusively by Section 6.6, and not this Section 6.5.

(b) Each of Parent and the Company shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Subject to applicable Laws relating to the exchange of information, Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries and Representatives, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(c) Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by Parent, Merger Sub or any Parent Representative, or the Company or any Company Subsidiary or Company Representative, as the case may be, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its officers or any of its other Representatives to participate in any meeting with any Governmental Entity in respect of any filings related to the transactions contemplated by this Agreement, investigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

(d) In furtherance and not in limitation of the covenants of the Parties contained in Section 6.5(a) through Section 6.5(c), if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Entity or any private party challenging any of the transactions contemplated by this Agreement as violation of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each Party shall use its reasonable best efforts to vigorously contest, resist and otherwise resolve any such objections or Actions, and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement so as to permit consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, neither Parent, any of its Affiliates (including, after the Effective Time, the Surviving Company) nor the Company shall be required to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets.

Section 6.6 Financing.

(a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to arrange the Financing including using reasonable best efforts to (i) maintain in full force and effect the Debt Commitment Letter, (ii) satisfy, or cause to be satisfied, on a timely basis all conditions in the Debt Commitment Letter that are within Parent and/or Merger Sub’s control, (iii) fully enforce its rights under the Debt Commitment Letter, (iv) negotiate and execute a definitive debt financing agreement substantially on the terms set out in the Debt Commitment Letter (the “Debt Financing Agreement”) and (v) assuming all conditions precedent in the Debt Commitment Letter have been satisfied, subject to the requirements of Section 2.2, draw upon and consummate the Debt Financing at or prior to the Closing.

(b) In the event any portion of the Debt Financing has become or is likely to be unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent and Merger Sub shall (i) promptly so notify the Company, (ii) use their respective reasonable best efforts to arrange and obtain as promptly as practicable following the occurrence of such event, alternative financing from alternative sources (the “Alternative Financing”), and (iii) enter into new definitive agreements with respect to such Alternative Financing (the “Alternative Financing Agreements”, and together with the Debt Commitment Letter and the Debt Financing Agreement, each a “Financing Agreements”), provided that an Alternative Financing shall be on terms not less favorable in the aggregate to Parent and Merger Sub (from the standpoint of the Company) than those set forth in the Debt Commitment Letter as in effect on the date of this Agreement in an amount sufficient (assuming the Rollover Securities are cancelled without payment of consideration as contemplated under the Support Agreement) to pay and consideration for the Merger and any other amounts as are required to be paid in connection with the consummation of the transactions contemplated by this Agreement upon the terms and conditions herein. Parent shall deliver to the Company true and complete copies of each such Alternative Financing Agreements as promptly as practicable after execution. Any reference in this Agreement to (A) the “Debt Financing” shall be deemed to include the Alternative Financing and any modification to the Debt Commitment Letter pursuant to this Section 6.6, and (B) the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter to the extent so amended, restated, supplemented, replaced, substituted or modified (including any Financing Agreements to the extent then in effect).

(c) Neither Parent nor Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under any Financing Agreement without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Debt Financing or (ii) impose new or additional conditions to the Debt Financing or otherwise expand, amend or modify the Debt Financing in a manner that would reasonably be expected to (A) prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated hereunder or (B) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against the other parties to any Financing Agreement. Without limiting the generality of the foregoing, neither Parent nor Merger Sub shall release or consent to the termination of the obligations of the financing sources under any Financing Agreement except as expressly contemplated hereby.

(d) Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Debt Financing or Alternative Financing shall not be a condition to the Closing, and reaffirms its obligation to consummate the transactions contemplated hereunder irrespective and independently of the availability of the Debt Financing or Alternative Financing, subject to the applicable conditions set forth in Article VII, the breach of which obligation will give rise to the remedies set forth in Article VIII.

(e) Nothing in this Section 6.6 or any other provision of this Agreement shall require, and in no event shall the “reasonable best efforts” of Parent or Merger Sub be deemed or construed to require, Parent or Merger Sub to waive any term or condition of this Agreement.

Section 6.7 Assistance. The Company shall, and shall cause each Company Subsidiary to, and shall use its reasonable best efforts to cause the Company Representatives to, provide such cooperation as may be reasonably requested by Parent and Merger Sub in connection with obtaining financing from alternative sources. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or any Company Subsidiaries in connection with such cooperation. Notwithstanding anything to the contrary, the condition set forth in Section 7.2(b), as it applies to the Company’s obligations under this Section 6.7, shall be deemed satisfied unless the Financing has not been obtained primarily as a result of the Company’s or Company Subsidiaries’ breach of such cooperation obligation.

Section 6.8 Notices of Certain Events. From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, each of the Company and Parent shall promptly notify the other in writing of (a) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any Party to effect the Merger or any of the other transactions contemplated by this Agreement not to be satisfied, (b) any Action commenced or, to any Party’s Knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated hereby (the “Transaction Litigation”), or (c) the failure of any such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any Party to effect the Merger or any other transactions contemplated by this Agreement not to be satisfied; provided that the delivery of any notice pursuant to this Section 6.8 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not constitute a failure of a conditions set forth in Article VII, except to the extent that the underlying fact or circumstance, the occurrence or non-occurrence of the event, or failure to comply with or satisfy any covenant, condition or agreement not so notified would, standing alone, constitute such a failure.

Section 6.9 Transaction Litigation. The Company and Parent shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation; provided that neither the Company nor any Company Subsidiary nor any Company Representative shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same unless Parent shall have first consented thereto in writing (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.10 Publicity. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement, the Merger or any other transactions contemplated by this Agreement and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of NASDAQ, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation. Notwithstanding the foregoing, the restrictions set forth in this Section 6.10 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Company Adverse Recommendation Change, or an Intervening Event, or any action taken by the Company or the Special Committee permitted under Section 6.4 or termination of this Agreement made in compliance with this Agreement. This Section 6.10 shall terminate upon a Company Adverse Recommendation Change.

Section 6.11 Resignation of Directors. At the Closing, except as otherwise may be agreed by Parent, the Company shall cause to be delivered to Parent the resignation of all members of the Company Board who are in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

Section 6.12 Indemnification of Directors and Officers

(a) From and after the Effective Time, the Surviving Company shall indemnify and hold harmless, to the fullest extent required by the Company Memorandum and Articles or the memorandum and articles of the Company Subsidiaries or similar constitutional documents (as the case may be), and as required pursuant to any indemnity agreements of the Company or any Company Subsidiary in effect on the date hereof, each present and former director and officer of the Company and each Company Subsidiary (collectively, the “Indemnified Parties”) against any and all costs or expenses (including attorneys’ fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to such Indemnified Party’s service as a director or officer of the Company or any Company Subsidiary or services performed by such Person at the request of the Company or any Company Subsidiary, including (i) any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Parties, and (iii) any claim arising from the transactions contemplated by this Agreement, and any actions taken by Parent and/or Merger Sub with respect thereto (including any disposition of assets of the Surviving Company or any Company Subsidiary which is alleged to have rendered the Surviving Company and/or any Company Subsidiary insolvent). The memorandum and articles of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification that are set forth in the Company Memorandum and Articles as in effect on the date hereof, and Parent shall cause such provisions not to be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of the Indemnified Parties, unless such modification shall be required by Law.

(b) Prior to the Effective Time, to the extent practicable, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (the “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the coverage provided under the Company’s existing policy with respect to any matter claimed against a director or officer of the Company or any Company Subsidiary by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that in no event shall Parent or the Surviving Company be required to expend for such policy pursuant to this sentence an annual premium amount in excess of three-hundred percent (300%) of the annual premiums currently paid by the Company for such insurance; provided, further that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent, the Surviving Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other company or entity and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, company or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations set forth in this Section 6.12.

(d) The agreements and covenants contained in this Section 6.12 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any Company Subsidiaries (or equivalent constitutional documents), or any agreement between any Indemnified Party and the Company or any of its Subsidiaries as of the date hereof, under any applicable Law, or otherwise. The provisions of this Section 6.12 shall survive the consummation of the Merger and shall be binding on all successors and assigns of Parent and the Surviving Company and their respective Subsidiaries, and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their respective heirs and representatives, each of which shall be a third party beneficiary of the provisions of this Section 6.12.

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any Company Subsidiaries or their respective officers, directors and employees.

Section 6.13 Anti-takeover Law. Parent, the Company and their respective boards of directors (or with respect to the Company, the Special Committee, if appropriate) shall (a) take all reasonable action necessary to ensure that no anti-takeover Law is or becomes applicable to this Agreement or the transactions provided for in this Agreement (including the Merger) and (b) if any anti-takeover Law becomes applicable to this Agreement or the transactions contemplated here (including the Merger), take all reasonable action necessary to ensure that the transactions provided for in this Agreement (including the Merger) may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such anti-takeover Law on this Agreement or the transactions provided for in this Agreement (including the Merger).

Section 6.14 Stock Exchange De-Listing. Parent shall cause the Company Shares to be de-listed from NASDAQ and the Company de-registered under the Exchange Act as soon as practicable following the Effective Time.

Section 6.15 Management. In no event shall Parent or Merger Sub or any of their respective Affiliates, enter into or seek to enter into any arrangements that are effective prior to the Closing with any member of the Company’s management or any other Company employee that contain any term that prohibits or restricts such member or management or such employee from discussing, negotiating or entering into any arrangements with any third party in connection with an Acquisition Proposal.

Section 6.16 Actions Taken at Direction of the Rollover Securityholders. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation Article IV and Article VI hereof, if the alleged breach is the proximate result of action or inaction by the Company at the direction of the Rollover Securityholders without any approval by or direction from the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.

Article VII
Closing Conditions

Section 7.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction, or waiver (in the case of the Company, upon the approval of the Special Committee), at or prior to the Closing Date of the following conditions:

(a) Shareholder Approval. The Shareholder Approval shall have been obtained.

(b) No Injunctions or Restraints. (x) No Order (whether temporary, preliminary or permanent in nature) shall have been issued by any court of competent jurisdiction or any Governmental Entity, and (y) no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, is in effect that enjoins, restrains, prohibits or otherwise makes illegal the consummation of the Merger.

Section 7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to satisfaction as of the Closing of the following conditions, any one or more of which may be waived in writing by Parent:

(a) Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 4.2(a), Section 4.2(b), Section 4.3, Section 4.5(b), Section 4.8(ii) Section 4.19 and Section 4.20, the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing as if made at such time (or, to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all respects as of such specified date) interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Company Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct, in the aggregate, does not constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 4.3 shall be true and correct in all material respects as of the date hereof and as of the Closing as if made at such time (or, to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all material respects as of such specified date) interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the defined term “Company Material Adverse Effect,” and (iii) the representations and warranties set forth in Section 4.2(a), Section 4.2(b), Section 4.5(b), Section 4.8(ii) Section 4.19 and Section 4.20 shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of the Closing as if made at such time (or, to the extent such representations and warranties speak as of a specified date, they need only be true and correct (except for de minimis inaccuracies) in all material respects as of such specified date).

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(d) Dissenting Shareholders. The aggregate amount of Dissenting Shares shall be less than twenty percent (20%) of the total outstanding Company Shares immediately prior to the Effective Time.

(e) Officer’s Certificate. Parent shall have received a certificate from the Company, dated the Closing Date, signed by an executive officer of the Company confirming the satisfaction of the conditions set forth in Section 7.2(a), Section 7.2(b), Section 7.2(c) and Section 7.2(d).

Section 7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated herein are also subject to satisfaction as of the Closing of the following conditions, any one of which may be waived in writing by the Company:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct in all material respects as of such specified date), except for such failures to be true and correct which, individually or in the aggregate, have not and would not prevent, materially delay or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent and/or Merger Sub on or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate from Parent, dated the Closing Date, signed by an executive officer of Parent confirming the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b).

Section 7.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such Party’s failure to act in good faith to comply with this Agreement and consummate the transactions provided for herein.

Article VIII
Termination, Amendment and Waiver

Section 8.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by (i) in the case of the Company, the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee and (ii) in the case of Parent, its board of directors or sole director (as applicable), whether before or after receipt of the Shareholder Approval (except as set forth in Section 8.1(c)(iii)):

(a) by mutual written consent of Parent and the Company; or

(b) by either Parent or the Company (provided, in the case of the Company, it has not breached Section 6.4):

(i) if the Merger has not been consummated by 11:59 p.m., Beijing time, on September 30, 2021 (the “End Date”);

(ii) if (x) any Order of any Governmental Entity having competent jurisdiction is entered enjoining the Company, Parent or Merger Sub from consummating the Merger and such Order has become final and non-appealable or (y) there shall be any Law that makes consummation of the Merger illegal or otherwise prohibited; provided that prior to termination pursuant to this Section 8.1(b)(ii), each of the Parties shall have used its reasonable best efforts to resist, appeal, obtain consent under, resolve or lift, as applicable, the Order or Law and shall have complied in all material respects with its obligations under Section 6.5; or

(iii) if the Shareholder Approval is not obtained at the Company Shareholders Meeting or any adjournment thereof at which this Agreement has been voted upon;

provided, however, that in each of clauses (i) through (iii) above, the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other breach has been the primary cause of, or resulted in, the failure of the applicable conditions(s) being satisfied; or

(c) by the Company:

(i) if (x) Parent or Merger Sub shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Parent or Merger Sub such that the closing condition set forth in Section 7.3(b) would not be satisfied or (y) there exists a breach of any representation or warranty of Parent or Merger Sub contained in this Agreement such that the closing condition set forth in Section 7.3(a) would not be satisfied, and, in the case of either (x) or (y), such breach is incapable of being cured, or if capable of being cured, is not cured by Parent of Merger Sub within thirty (30) calendar days after Parent or Merger Sub receives written notice of such breach from the Company (or, if the End Date is less than thirty (30) calendar days from the date of receipt of such notice, by the End Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement that would result in the closing conditions set forth in Section 7.2(a) or Section 7.2(b), as applicable, not being satisfied; or

(ii) if (x) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are only to be satisfied by actions taken at the Closing) have been satisfied, (y) the Company has delivered to Parent an irrevocable confirmation in writing that all of the conditions set forth Section 7.3 (other than those conditions that by their nature are only to be satisfied by actions taken at the Closing) have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 7.3) and that the Company is ready, willing and able to consummate the Closing and (z) Parent and Merger Sub fail to complete the Closing within five (5) Business Days following the date on which the Closing should have occurred pursuant to Section 2.2; or

(iii) prior to obtaining the Shareholder Approval, (x) in order to enter into any letter of intent, agreement in principle or definitive acquisition agreement to an Acquisition Proposal in accordance with Section 6.4(d)or (y) in response to an Intervening Event; provided, that the Company shall have paid any amounts due pursuant to Section 8.2(b) in accordance with the terms, and at the times, specified therein; or

(d) by Parent:

(i) if (x) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the closing condition set forth in Section 7.2(b) would not be satisfied or (y) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 7.2(a) would not be satisfied, and, in the case of either (x) or (y), such breach is incapable of being cured, or if capable of being cured, is not cured by the Company: (A) in the case of a breach of Section 6.4, within five (5) calendar days after the Company receives written notice of such breach from Parent, and (B) in the case of any other breach by the Company, within thirty (30) calendar days after the Company receives written notice of such breach from Parent or Merger Sub, or, in each case if the End Date is less than the foregoing five (5) calendar days or thirty (30) calendar days period (as the case may be) from the date of receipt of relevant notice, by the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement that would result in the closing conditions set forth in Section 7.3(a) or Section 7.3(b), as applicable, not being satisfied; or

(ii) if (x) the Company Board or any committee thereof shall have effected a Company Adverse Recommendation Change, or (y) the Company Board shall have (A) approved, adopted or recommended any Acquisition Proposal or otherwise declared advisable (publicly or otherwise) or proposed to approve, adopt or recommend (publicly or otherwise), an Acquisition Proposal or (B) approved or recommended, or entered into or allowed the Company or any Company Subsidiary to enter into a letter of intent, agreement in principle or definitive acquisition agreement for an Acquisition Proposal.

(e) Notice of Termination. The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than under Section 8.1(a)) shall give written notice of such termination to the other Parties specifying the provision or provisions of this Section 8.1 pursuant to which such termination is purportedly effected.

Section 8.2 Effect of Termination; Termination Fee.

(a) Effect of Termination Generally. Except as otherwise set forth in this Section 8.2, in the event of a termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective officers, directors or Affiliates; provided that the provisions in this Section 8.2, Article IX shall remain in full force and effect and survive any termination of this Agreement. Notwithstanding the foregoing, in no event shall any Party (or any member of the Parent Group or Company Group) be liable for punitive damages.

(b) Company Termination Fee. In the event this Agreement is terminated

(i) by Parent pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii);

(ii) by the Company pursuant to Section 8.1(c)(iii); or

(iii) by either Parent or the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii), and (A) neither Parent nor Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement in any material respect, (B) at or prior to the termination of this Agreement, a Third Party shall have delivered to the Company Board a bona fide Acquisition Proposal (and such Acquisition Proposal shall not have been withdrawn prior to the termination of this Agreement) (other than any Acquisition Proposal derived from an indication of interest or any other similar circumstances that were known to, or reasonably foreseeable by, any member of the Special Committee prior to the date of this Agreement), and (C) within twelve (12) months after the termination of this Agreement, the Company enters into a definitive agreement with respect to such Acquisition Proposal (other than any Acquisition Proposal derived from an indication of interest or any other similar circumstances that were known to, or reasonably foreseeable by, any member of the Special Committee prior to the date of this Agreement), provided that, for the purpose of the definition of “Acquisition Proposal” in the definition of “Acquisition Proposal” shall be deemed to be references to “fifty percent (50%)”, then subject to Section 8.2(f), the Company shall pay or cause to be paid the Company Termination Fee to Parent (or its designee) promptly, but in any event within two (2) Business Days after the date of such termination, by wire transfer of same day funds to one or more accounts designated by Parent. For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Company Termination Fee on more than one occasion.

(c) Parent Termination Fee. In the event that this Agreement is validly terminated in accordance with Section 8.1(c)(i) or Section 8.1(c)(ii), then, subject to Section 8.2(f), Parent shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid to the Company (or its designees) the Parent Termination Fee by wire transfer of same day funds. In addition, in the event that Parent decides not to proceed to consummate the Merger due to the failure of the condition set forth in Section 7.2(d), Parent will pay, or cause to be paid, to the Company an amount equal to 50% of the Parent Termination Fee, such payment to be made as promptly as possible (but in any event within two (2) Business Days) following such termination. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d) In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.2.

(e) Acknowledgement. Each Party acknowledges that (i) the agreements contained in this Section 8.2 are an integral part of the transactions contemplated hereby, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.2(b) and Section 8.2(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, and (iii) without the agreements contained in this Section 8.2, the Parties would not have entered into this Agreement.

(f)   Limitations on Liabilities.

(i) Notwithstanding anything to the contrary in this Agreement, the Financing Agreements, or the Limited Guarantee in the event that Parent or Merger Sub fails to effect the Closing when required pursuant to Section 2.2 for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for an order of specific performance as and only to the extent expressly permitted by Section 9.6, the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.2(c), any amounts pursuant to Section 8.2(d) (if any), and the guarantee of such obligations pursuant to the Limited Guarantee (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company, the Company Subsidiaries and all members of the Company Group (as defined below) against (A) Parent, Merger Sub or the Guarantors, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of Parent, Merger Sub or any Guarantor, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or any Guarantor or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of any of the foregoing (clauses (A) through (D), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the transactions contemplated by this Agreement (including the Financing Agreements and the Limited Guarantee) other than the payment of the Parent Termination Fee pursuant to Section 8.2(c) and any amounts pursuant to Section 8.2(d) (if any), and in no event shall any of the Company, the Company Subsidiaries, the direct or indirect shareholders of the Company or any other Person, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the transactions contemplated by this Agreement (including the Financing Agreements and the Limited Guarantee), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.2(c) or the Guarantors to the extent provided in the Limited Guarantee. In no event shall the Company or any member of the Company Group be entitled to seek the remedy of specific performance of this Agreement other than as specifically set forth in Section 9.6. For the avoidance of doubt, while the Company may pursue both a grant of specific performance as and only to the extent expressly permitted by Section 9.6 and the payment of the Parent Termination Fee pursuant to Section 8.2(c), under no circumstances shall the Company (or any member of the Company Group or any other Person) be permitted or entitled to receive both such grant of specific performance and payment of the Parent Termination Fee (or any other money damages).

(ii) Notwithstanding anything to the contrary in this Agreement, except for an order of specific performance to the extent permitted by Section 9.6, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.2(b), and any amounts pursuant to Section 8.2(d) (if any), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Parent and any member of the Parent Group against any member of the Company Group, for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement, any failure to perform hereunder or other failure of the Merger to be consummated. For the avoidance of doubt, neither the Company nor any member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the transactions, other than the payment of the Company Termination Fee pursuant to Section 8.2(b) and any amounts pursuant to Section 8.2(d) (if any), and in no event shall any of Parent or Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the transactions, other than from the Company to the extent provided in Section 8.2(b) and any amounts pursuant to Section 8.2(d) (if any). In no event shall any of Parent, Merger Sub, or any other member of the Parent Group be entitled to seek the remedy of specific performance of this Agreement other than as specifically set forth in Section 9.6. For the avoidance of doubt, while Parent may pursue both a grant of specific performance as permitted by Section 9.6. and the payment of the Company Termination Fee pursuant to Section 8.2(b) and any amounts pursuant to Section 8.2(d) (if any), under no circumstances shall Parent be permitted or entitled to receive both such grant of specific performance and payment of the Company Termination Fee (or any other money damages).

(iii) Notwithstanding anything to the contrary set forth in this Agreement, the Parties expressly acknowledge and agree that, with respect to any termination of this Agreement under circumstances in which the Parent Termination Fee or the Company Termination Fee is payable pursuant to Section 8.2, payment of the Parent Termination Fee or the Company Termination Fee (as the case may be) as required hereunder shall constitute liquidated damages with respect to any claim for damages or any other claim which the Company or Parent (as the case may be) would otherwise be entitled to assert against Parent or Company (as the case may be) or its assets, or against any employees or equity holders of Parent or any other member of the Parent Group or the Company (as the case may be), with respect to any such termination of this Agreement, and shall constitute the sole and exclusive remedy with respect to any such termination of this Agreement. The Parties expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any such termination of this Agreement under circumstances in which the Parent Termination Fee or Company Termination Fee is payable pursuant to Section 8.2, the right to such payment (A) constitutes a reasonable estimate of the damages that will be suffered by reason of any such termination of this Agreement, and (B) shall be in full and complete satisfaction of any and all damages arising as a result of any such termination of this Agreement.

(iv) The provisions of this Section 8.2(f) are intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

Section 8.3 Extension; Waiver. At any time prior to the Effective Time, the Parties may, to the extent permitted by applicable Law and, in the case of the Company upon the approval of the Special Committee, subject to Section 8.4, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any breach or inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein; provided that after the receipt of the Shareholder Approval, there may not be any extension or waiver of this Agreement which decreases the Per Share Merger Consideration or which adversely affects the rights of the holders of Company Shares hereunder without the approval of such holders of Company Shares. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 8.4 Amendment. This Agreement may be amended by the Parties by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided that the Company may only take such action with the approval of the Special Committee; provided, further that after the receipt of the Shareholders Approval, no amendment that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the holders of Company Shares may be made without such further approval having been obtained. This Agreement may not be amended except by an instrument in writing signed by Parent and the Company.

Article IX
General Provisions

Section 9.1 Non-Survival of Representations, Warranties and Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement shall survive the Effective Time, other than (a) the covenants and agreements contained in this Article IX, the agreements of Parent, Merger Sub and the Company in Article III, and Section 6.12 (Indemnification of Directors and Officers), and (b) those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, which shall survive the consummation of the Merger until fully performed.

Section 9.2 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail (but only if followed by transmittal by overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by international overnight courier, in each case as follow:

(a) if to Parent or Merger Sub, at:
Attention: Debao Wang
Address: 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, China, 27100
Email: wangdebao@ccrc.com
(b) if to the Company or the Special Committee, addressed to it care of the Company, with a copy (which shall not constitute notice) to:

Attention: Tianjun Zhang
Address: 1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone, Taian City, Shandong Province, China, 27100
Email: 404202898@qq.com

with a copy (which shall not constitute notice) to:

Attention: Stephanie Tang, Esq.
Address: Hogan Lovells, 11th Floor, One Pacific Place, 88 Queensway, Hong Kong Special Administrative Region

Facsimile: +852 2219 0222

Section 9.3 Fees and Expenses. The Surviving Company shall pay all charges and expenses, including those of the Paying Agent and all transfer, documentary, sales, use, stamp, registration and other similar such Taxes and fees (including penalties and interest), incurred in connection with the transactions contemplated by Article III. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection herewith and the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

Section 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the greatest extent possible.

Section 9.5 Entire Agreement. This Agreement (together with the Exhibits, Company Disclosure Schedule and the other documents delivered pursuant hereto), the Financing Agreements, the Limited Guarantee, the Support Agreement and any other documents contemplated hereby and thereby constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.6 Specific Performance

(a) The Parties agree that irreparable damage, for which monetary damage would not be an adequate remedy, would occur in the event that any provision of this Agreement were not performed by the Parties in accordance with the terms hereof or were otherwise breached by the Parties hereof and that, subject to the limitations set forth in Section 9.6(b), each Party shall be entitled to specific performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any Party, in addition to any other remedy at law or equity. Subject to the limitations set forth in Section 9.6(b), each Party hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any Party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the applicable court presiding over such Action.

(b) Notwithstanding anything herein to the contrary, the Parties further acknowledge and agree that the right of the Company, or any member of the Company Group, to obtain an injunction, specific performance or other equitable relief to prevent breaches of this Agreement shall be limited to seeking an injunction, specific performance or other equitable remedies to enforce Parent’s or Merger Sub’s obligation to cause the Financing to be funded at the Effective Time, and shall be subject to the satisfaction of each of the following conditions: (A) Parent and Merger Sub are required to consummate the Closing pursuant to Section 2.2, (B) the Company has irrevocably confirmed in writing that if the Financing is funded, then it would take such actions that are within its control to cause the consummation of the transactions contemplated by this Agreement to occur, and (C) the Financing has not been funded and Parent and Merger Sub have not consummated the Merger.

Section 9.7 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement, shall be interpreted, construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the British Virgin Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the British Virgin Islands: the Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Company, the cancellation of any Company Shares, the issuance of any ordinary shares of the Surviving Company, the rights provided for in Section 179 of the BVI Companies Act with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b) Consent to Jurisdiction.  Subject to Section 9.6, in the event any dispute arises among the Parties out of or in relation to this Agreement, including any dispute regarding its existence, interpretation, performance, breach, termination or validity, the Parties shall attempt in the first instance to resolve such dispute through friendly consultations. If any dispute has not been resolved by friendly consultations within thirty (30) days after any Party has served written notice on the other Parties requesting the commencement of such consultations, then any Party may demand that the dispute be finally settled by arbitration in accordance with the following provisions of this Section 9.7(b). The arbitration shall be conducted by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when a notice of arbitration is submitted. The seat and venue of the arbitration shall be Hong Kong and the language of the arbitration shall be English. The appointing authority shall be the HKIAC. There shall be three (3) arbitrators. One (1) arbitrator shall be nominated by the Company and one (1) arbitrator shall be nominated by Parent. If either the Company or Parent shall abstain from nominating their arbitrator, the HKIAC shall appoint such arbitrator. The two (2) arbitrators so chosen shall select a third (3rd) arbitrator; provided that if such two (2) arbitrators shall fail to choose a third (3rd) arbitrator within thirty (30) days after such two (2) arbitrators have been selected, the HKIAC, upon the request of any Party, shall appoint a third (3rd) arbitrator. The third (3rd) arbitrator shall be the presiding arbitrator. The Parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it shall not be disclosed beyond the tribunal, the Parties, their legal and professional advisers, and any person necessary for the conduct of the arbitration, unless otherwise required by Law or the Parties otherwise agree in writing. The Parties agree that all documents and evidence submitted in the arbitration (including any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless otherwise required by Law or the Parties otherwise agree in writing. Upon and after the submission of any dispute to arbitration, the Parties shall continue to exercise their remaining respective rights, and fulfill their remaining respective obligations under this Agreement, except insofar as the same may relate directly to the matters in dispute. The Parties agree that any arbitration award rendered in accordance with the provisions of this Section 9.7(b) shall be final and binding upon them, and the Parties further agree that such award may be enforced by any court having jurisdiction over the Party against which the award has been rendered or the assets of such Party wherever the same may be located. In any arbitration proceeding, any legal proceeding to enforce any arbitration award and in any other legal proceeding among the Parties pursuant to or relating to this Agreement, each Party expressly waives the defense of sovereign immunity and any other defense based on the fact or allegation that it is an agency or instrumentality of a sovereign state or is otherwise entitled to immunity.

(c) WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 9.8 No Third-Party Beneficiaries. Except as expressly provided in Section 6.3(b) (Confidentiality and Restrictions), Section 6.12 (Indemnification of Directors and Officers), Section 8.2(b) (Company Termination Fee), Section 8.2(c) (Parent Termination Fee) and Section 8.2(f) (Limitations on Liabilities), each of Parent and the Company hereby agrees that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The Parties acknowledge and agree that the rights of third party beneficiaries under Section 6.12 shall not arise unless and until the Effective Time occurs. The Parties acknowledge and agree that this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as the Parties and no member of the Parent Group (other than the Guarantors only to the extent set forth in the Limited Guarantee or the Financing Agreements), shall have any liability for any obligations or liabilities of the Parties or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties; provided that Parent and/or Merger Sub may assign this Agreement (in whole but not in part) to any Affiliate of Parent. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.10 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Company Subsidiary to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action.

Section 9.11 Mutual Drafting. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties.

Section 9.12 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13 Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .peg or similar attachment to electronic mail, shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

[Signature page follows.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Taiying Group Ltd.

By:	/s/ Zhili Wang
Name:	Zhili Wang
Title:	Director

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Taiying International Inc.

By:	/s/ Zhili Wang
Name:	Zhili Wang
Title:	Director

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

China Customer Relations Centers, Inc.

By:	/s/ Tianjun Zhang
Name:	Tianjun Zhang
Title:	Director

Signature Page to Agreement and Plan of Merger

Exhibit A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [•], 2021.

BETWEEN

(1)	Taiying International Inc., a business company incorporated under the laws of the British Virgin Islands on October 6, 2020, with its registered office situate at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands (“Merger Sub”); and

(2)	China Customer Relations Centers, Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands on March 6, 2014, with its registered office situated at the offices of Vistra (BVI) Limited, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands (the “Company” or “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)	Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated [•], 2021 made by and among Taiying Group Ltd., Merger Sub and Company, a copy of which is attached as Appendix A to this Plan of Merger (and which constitutes part of this Plan of Merger) and under the provisions of Part IX of the British Virgin Islands Business Companies Act, 2004, as amended (the “Companies Act”).

(b)	This Plan of Merger is made in accordance with Section 170 of the Companies Act.

(c)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.	The Constituent Companies to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.	The name of the Surviving Company shall be China Customer Relations Centers, Inc..

Exhibit A – Plan of Merger

REGISTERED OFFICE

3.	The Surviving Company shall have its registered office at the offices of Vistra (BVI) Limited, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

AUTHORISED AND ISSUED SHARES

4.	Immediately prior to the Merger, Merger Sub was authorized to issue a maximum of 50,000 shares with no par value, of which 100 shares have been issued and outstanding (all of which are entitled to vote on the Merger).

5.	Immediately prior to the Merger, Company was authorized to issue a maximum of 100,000,000 shares of $0.001 par value per share, of which 18,329,600 common shares had been issued (all of which are entitled to vote on the Merger).

6.	The Surviving Company shall be authorized to issue a maximum of 100,000,000 shares of $0.001 par value per share.

7.	At the Effective Time, and in accordance with the terms and conditions of the Agreement:

(a)	by virtue of the Merger, automatically and without any further action on part of the holder thereof, (i) each share of the Company (a “Share” or, collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time other than any (x) Dissenting Shares (as defined in the Agreement), and (y) Rollover Securities (as defined in the Agreement), shall be cancelled in exchange for the right to receive the Merger Consideration (as defined in the Agreement); (ii) all Rollover Securities shall be cancelled for no consideration; and (iii) each share of Merger Sub shall be converted into and continue as an ordinary share of the Surviving Company; and

(b)	Dissenting Shares shall be cancelled at the Effective Time, and the holders thereof shall be entitled to payment of the fair value of such Dissenting Shares in accordance with Section 179 of the Companies Act, unless any such holders of Dissenting Shares fail to validly exercise or withdraw their appraisal rights in which event they shall receive the Merger Consideration.

8.	At the Effective Time, the ordinary shares of the Surviving Company shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

(d)	generally be entitled to enjoy all of the rights attaching to ordinary shares, in each case as set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix B to this Plan of Merger.

Exhibit A – Plan of Merger

EFFECTIVE TIME

9.	The Merger shall take effect at [●], 2021 (the “Effective Time”).

PROPERTY

10.	At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Surviving Company shall become the owner, without other transfer, of all the rights and property of Merger Sub and shall have all rights, privileges, immunities, powers, objects and purposes of each of the Constituent Companies, assets of every description, including choses in action and the business of each of the Constituent Companies, shall immediately vest in the Surviving Company and the Surviving Company shall be liable for all claims, debts, liabilities and obligations of each of the Constituent Companies.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11.	The Memorandum of Association and Articles of Association of the Surviving Company would be amended and restated in the form attached as Appendix B to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

SECURED CREDITORS

13.

(a)	Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)	The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

Exhibit A – Plan of Merger

RIGHT OF TERMINATION

14.	This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

APPROVAL AND AUTHORIZATION

15.	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and Merger Sub in accordance with Section 170 of the Companies Act.

16.	This Plan of Merger has been authorized by the shareholders of each of the Surviving Company and Merger Sub in accordance with Section 170 of the Companies Act.

COUNTERPARTS

17.	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the names below.

GOVERNING LAW

18.	This Plan of Merger shall be governed by and construed in accordance with the laws of the British Virgin Islands.

Exhibit A – Plan of Merger

For and on behalf of
Taiying International Inc.

Name: Zhili Wang
Title: Director

For and on behalf of
China Customer Relations Centers, Inc.

Name: Tianjun Zhang
Title: Director

Exhibit A – Plan of Merger

Appendix A

Agreement and Plan of Merger

Appendix B

Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company

Exhibit A – Plan of Merger

Exhibit B

Articles of Merger

Territory of The British Virgin Islands

The BVI Business Companies Act, 2004 (as amended)

ARTICLES OF MERGER

These Articles of Merger entered into on [•], 2021:

BETWEEN

(1)	Taiying International Inc., a business company incorporated under the laws of the British Virgin Islands on October 6, 2020, with its registered office situate at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands (“Merger Sub”); and

(2)	China Customer Relations Centers, Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands on March 6, 2014, with its registered office situated at the offices of Vistra (BVI) Limited, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands (the “Company” or “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WITNESSETH

1	The parties hereto do hereby adopt the Plan of Merger a copy of which is attached at Schedule 1 hereto (the “Plan of Merger “) to the intent that the merger shall be effective on [ ], 2021 (the “Effective Time”).

2	The Memorandum and Articles of Association of the Surviving Company were registered with the Registrar of Companies in the British Virgin Islands on 6 March 2014.

3	The Memorandum and Articles of Association of the Merger Sub were registered with the Registrar of Companies in the British Virgin Islands on 6 October 2020.

4	The Merger and adoption of the new Memorandum and Articles of Association of the Surviving Company were approved for both the Surviving Company and the Merger Sub by Resolutions of Directors respectively dated [ ], 2021 [and [ ], 2021].

5	The Merger and adoption of the new Memorandum and Articles of Association of the Surviving Company was approved for both the Surviving Company and the Merger Sub by resolutions of Members, respectively dated [ ], 2021 [and [ ], 2021].

6	The Merger Sub and the Surviving Company have complied with all the provisions of the laws of the British Virgin Islands to enable them to merge upon the Effective Time.

7	The name of the Surviving Company upon the consummation and effectiveness of this Merger shall remain unchanged.

8	The Memorandum and Articles of Association of the Surviving Company shall be amended and restated in the form attached hereto as Appendix B to the Plan of Merger as approved by the resolutions as set out above.

In witness whereof the parties hereto have caused these Articles of Merger to be executed on this [ ], 2021.

Exhibit B – Articles of Merger

For and on behalf of
Taiying International Inc.

Name: Zhili Wang
Title: Director

For and on behalf of
China Customer Relations Centers, Inc.

Name: Tianjun Zhang
Title: Director

Exhibit B – Articles of Merger

Schedule 1

Plan of Merger

Schedule 1